UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10/A

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

TARA GOLD RESOURCES CORP.
(Exact name of registrant as specified in its charter)

Nevada	90-0316566
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation or organization)

375 N. Stephanie St.
Bldg. 2, Ste. #211
Henderson, NV	89014
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:  (888) 901-4550

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock
Title of Class

Title of Class

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer  ☐                                                                                    Accelerated filer  ☐

Non-accelerated filer  ☐                                                                                      Smaller reporting company  ☒
(Do not check if a smaller reporting company)

Item 1. Business.

Tara Gold (the “Company” or “Tara Gold”), was incorporated in 1999 in Nevada as Westnet Communications Group, Inc.  On April 1, 2001 the Company acquired MerchantPark Communications, Inc. for shares of its common stock.  After this acquisition the Company’s operations involved the development of software which could be used by small businesses for web-site development and hosting.

In March 2002 the Company’s discontinued its software development operations and was inactive until early 2004.  In November 2003 the Company changed its name to American Stellar Energy, Inc., and in early 2004 began acquiring oil and gas properties.  In 2005 the Company sold its oil and gas properties after it determined that these properties were not economical.

In 2005 the Company became involved in the exploration of gold and silver mining properties.  In February 2006, the Company changed its name to Tara Gold Resources.

In 2006 Tara Gold, then focused on gold and silver properties, formed Tara Minerals Corp. when it determined that some investors, prefer lead, zinc and silver projects, rather than gold and silver projects, and that capital may be easier to obtain by separating gold properties from industrial metal properties.   Although this was Tara Gold’s intention when it formed Tara Minerals, as of May 31, 2012 Tara Minerals nevertheless had interests in properties which may be productive of gold or silver.  Tara Minerals formed Adit Resources Corp. in 2009 to hold the Picacho property and to finance the exploration and development of this property solely from the sale of Adit’s securities.

In May 2005 Tara Gold, through its subsidiary Corporacion Amermin S.A. de C.V. (“Amermin”), began acquiring mining properties in Mexico.  In May 2006, the Company formed Tara Minerals Corp. (“Tara Minerals”), which owns 99.9% of the common stock of American Metal Mining S.A. de C.V., a Mexican corporation.  Tara Minerals also owns 85% of the common stock of Adit Resources Corp (“Adit”). Tara Gold’s operations in Mexico are conducted through Amermin and American Metal Mining since Mexican law provides that only Mexican corporations are allowed to own mining properties. Tara Gold, through Amermin, focuses primarily on gold mining concessions.  American Metal Mining’s primary focus is on industrial minerals, copper, lead, zinc, iron, industrial metals, and other associated metals.    All of Tara Gold’s operations in Mexico are conducted through its Mexican subsidiaries.  As of May 31, 2012, Tara Gold owned approximately 53% of the outstanding common stock of Tara Minerals.

On April 4, 2012 Adit Resources Corp. sold its subsidiary, American Copper Mining S.A. de C.V. (“American Copper”) to Yamana Mexico Holdings B.V. (“Yamana”).  American Copper’s primary asset was the Picacho groupings.

Tara Gold began the distribution of its shares in Tara Minerals to its shareholders.  On May 25, 2011 Tara Gold distributed one share of Tara Minerals for every 20 outstanding shares of Tara Gold.  Additional distributions will be announced over the 24 months from the March 2011 declaration date until all Tara Minerals shares held by Tara Gold are distributed to Tara Gold’s shareholders.

Following the distribution of the shares of Tara Minerals, Tara Gold will not have any interest in the properties owned by Tara Minerals or Adit Resources.

For the most part, the officers and directors of Tara Minerals, Tara Gold, and Adit Resources are the same, and will remain the same following the distribution of the shares of Tara Minerals.  As discussed elsewhere in this registration statement, Adit has sold its only property and it is not expected that Adit will acquire any new mining properties.

In this filing references to "Company," "we," "our," and/or "us," refers to Tara Gold Resources and, unless the context indicates otherwise, its consolidated subsidiaries.

Below is an organizational chart which illustrates the ownership of Tara Gold’s mining properties as of May 31, 2012.

Tara Gold Resources Corp. (The Filing Entity)
Tara Minerals Corp.
Amermin
American Metal Mining
Adit Resources
Mining Properties Owned
Mining Properties Owned
Don Roman Groupings
Pilar
Don Roman
Las Nuvias
Centenario
La Verde
La Palma
Pirita
Las Viboras
Champinon
Mining Properties Leased
Tania
La Currita
Las Minitas
Auriferos
Mariana & Mezquite
Las Brisas

No properties were in joint ventures as of May 31, 2012.

Insofar as potential conflicts of interest between Tara Gold and Tara Minerals are concerned, Tara Minerals will have the first opportunity to acquire and develop properties which may be productive of gold and silver. With this process, Tara Gold, which owned approximately 53% of Tara Minerals as of May 31, 2012, will be able to share in any mining properties which Tara Minerals successfully develops.

After acquiring a property and selecting a possible exploration area through its own efforts or with others, Tara Gold will typically compile reports, past production records and geologic surveys concerning the area.  Tara Gold will then undertake a field exploration program to determine whether the area merits work.  Initial field exploration on a property normally consists of geologic mapping and geochemical and/or geophysical surveys, together with selected sampling to identify host environments that may contain specific mineral occurrences.  If an area shows promise, geologic drilling programs may be undertaken to further define the existence of any economic mineralization.  If such mineralization is delineated, further work may be undertaken to estimate ore reserves, evaluate the feasibility for the development of the mining project, obtain permits for commercial development, and, if the project appears to be economically viable, proceed to place the deposit into commercial production.

Once the distribution of the Tara Minerals shares has been completed, Tara Gold will continue its efforts to develop its properties.  However, the capital required for exploration and development of mining properties is substantial.  Tara Gold plans to finance its future operations through joint venture arrangements with third parties (generally providing that the third party will obtain a specified percentage of Tara Gold’s interest in a certain property in exchange for the expenditure of a specified amount), the sale of Tara Gold properties, Tara Gold’s operations and by the sale of Tara Gold and its subsidiaries’, common stock.  If the capital required to develop its properties is not available, Tara Gold may attempt to sell one or more of its properties.

The exploration and development of properties that are joint ventured with third parties are managed by one of the joint venture participants which is designated as the operator.  The operator of a mining property generally provides all labor, equipment, supplies and management on a cost plus fee basis and generally must perform specific tasks over a specified time period. Separate fees may be charged to the joint venture by the operator and, once certain conditions are met, the joint venture is typically required to pay the costs in proportion to its interests in the property.

In connection with the acquisition of a property, Tara Gold may conduct limited reviews of title and related matters and obtains representations regarding ownership.  Although Tara Gold plans to conduct reasonable investigations (in accordance with standard mining practice) of the validity of ownership, it may be unable to acquire good and marketable title to its properties.

Mines have limited lives, which is an inherent risk in the mining business.  Although Tara Gold plans to acquire other mining properties, there is a limited supply of desirable mineral lands available in Mexico where Tara Gold would consider conducting exploration and/or production activities.  In addition, Tara Gold faces strong competition for new properties from other mining companies, many of which have substantial financial resources, and Tara Gold may be unable to acquire attractive new mining properties on terms that are considered acceptable.

Tara Gold’s operations have not been affected by the escalating conflicts in Mexico involving drug cartels.

As of May 31, 2012 Tara Gold had interests in the mining properties listed below, all of which are located in Mexico.  Tara Gold’s interests in the properties are generally in the form of mining concessions granted by the Mexican government.  Although Mexican mining concessions are similar, in some respects to unpatented mining claims in the United States, there are differences.  See “Mexican Mining Laws and Regulations” below for information concern Mexican mining concessions.

Although Tara Gold believes that each of these properties has deposits of gold, copper, lead, zinc, or iron the properties are in the exploratory state, do not have any known reserves, and may never produce any of these metals in commercial quantities.

In Mexico, land size is denominated in hectares and weight is denominated in tonnes.  One hectare is equal to approximately 2.47 acres and one tonne is equal to 2,200 pounds.

The proposed exploration program for Tara Gold’s properties will typically consist of rock-chip sampling, soil geochemistry, geological mapping, a geophysical survey, trenching, drilling, and resource calculation.  The exploration program will take place in phases, with some phases occurring simultaneously.  Rock chip and soil geochemistry may be initiated first to test and define the mineralization. This may be followed up with a CSAMT (Controlled-Source Audio-Frequency Magneto Telluric) (or other appropriate geophysical methods) to test the extent and depth of sulfide mineralization which could host copper, lead or zinc.  The CSAMT is an industry standard geophysical technique that has been used successfully to identify carbonate deposits in Mexico and other locations.

Upon completion of the exploration program, and if results are positive, a drilling program may begin.  Split samples (i.e. samples cut in half) from logged cores will be sent for assay at Tara Mineral’s laboratory or at laboratories operated by third parties.  Remaining cores will be saved for third party independent confirmation. Prospect samples will be assayed by Tara Minerals at its laboratory with occasional splits sent to third parties labs for verification. Samples for mine production will be taken according to the standard methodology generally accepted for either drill cuttings or channel sampling.  Samples for mine production will be assayed internally at Tara Minerals’ laboratory, with duplicate assaying of every twentieth sample.  Splits of every twentieth sample will be sent to an outside laboratory for confirmation. After drilling results have been evaluated, a mineral resource calculation will be made.

With the exception of the Don Roman Groupings, as of May 31, 2012 no plants or other facilities were located on any of the properties.

Tara Gold will contract with qualified personnel to conduct and supervise all aspects of its exploration program.

Tara Gold plans to finance exploration through joint venture or options arrangements with third parties (generally providing that the third party will obtain a specified percentage of Tara Gold’s interest in a certain property in exchange for the expenditure of a specified amount), the sale by Tara Gold of interests in properties, Tara Gold’s operations and by the sale of Tara Gold and its subsidiaries common stock.

Unless otherwise noted below, all of the properties below were purchased from non-related third parties.

Picacho Groupings
Piritas
UNITED STATES of AMERICA
La Currita
Las Minitas
MEXICO
Don Roman Champinon
Las Viboras Tania
300 km
200 mi
© Daniel Dalet / d-maps.com
B.
GUATEM.
HOND.

La Currita Prospect

Tara Gold acquired the La Currita property in May 2005 for an effective purchase price of $1,253,439, plus $180,000 of value-added tax.

The La Currita property covers 65 hectares and is located in Chihuahua approximately 400 kilometers southwest of the city of Chihuahua, northern Mexico.    The property is situated on the western edge of the Sierra Madre Occidental in the Temoris mining district and can be accessed by dirt road and a regular pick-up truck.  The La Currita property includes four mines.

Geologically, La Currita is a low sulfide epithermal gold/silver tabular vein system that has a strike orientation of N30W and a dip of 60 degrees. It is part of the sequence of volcanic rocks that form the base of the Sierra Madre Occidental. This sequence of rocks is characterized by an up to 1,000 meter thick Lower Volcanic Sequence of andesitic flows, volcanic sediments and intrusive bodies that are unconformably overlain by a thick (up to 1,000 meters) Upper Volcanic Sequence of caldera-related rhyolitic flows, ignimbrites and domes. Precious metal mineralization in these units is hosted in low-sulfide quartz veins, breccias and stockwork zones that formed in the Lower Volcanic Sequence, principally along northwest trending, extensional normal faults.

The La Currita mines were in production between 1983 and 1998.  Mining operations resumed in early January 2007 and were terminated by October 2008.

As of March 31, 2012 the Company has spent approximately $729,000 on mapping, sampling, and trenching.  Additional historical exploration was performed by other third parties prior to the acquisition of this property.

As of May 31, 2012, Tara Gold was looking for a joint venture partner which would be willing to fund the development of this prospect.  In the alternative, Tara Gold, depending on its ability to raise additional capital, will continue the development of this prospect with its own funds.

Las Minitas, Auriferos, Mariana and Mezquite, and Las Brisas Prospects

Las Minitas, Auriferos, Mariana and Mezquite, and Las Brisas properties are located in the southern part of the state of Sonora, Mexico in the Alamos district, which also resides on the western edge of Sierra Madre Occidental Gold belt.  The properties in this area have returned results positive for gold and silver, although reserves have not been calculated.  For management purposes we do not manage these as a group even though they are adjacent to each other.  These prospects can be accessed from the paved highway from the town of Navojoa, Sonora going east towards Alamos, Sonora, 24 kilometers before arriving to Alamos take the caliche road north for 15 kilometers to the CFE Power Plant and Dam, from there take the left fork heading northwest following the 2 rut dirt road for 7 kilometers to the town of Minitas which sits amidst the concessions.

All of these properties are adjacent, but seem to form one deposit system, which is characterized as a silver-gold-bearing quartz vein and stockwork system.  The district is underlain by older metasediments and granitic volcanic rocks.  Within the deposit area itself, the bedrock consists of dacitic volcanic rocks that are mineralized and the bedrock is covered by younger, non-mineralized agglomerates of dacitic volcanic rocks and breccias.

Mineralization at the properties is confined to precious metals in the form of silver and gold-bearing epithermal quartz veins.  The quartz veins commonly occur in swarms within the dacitic volcanics, which have an average trend of N60W and dip between vertical and 60 degrees northeast.  The veins average between 1-2 meters in thickness.  There is also a well-developed and prolific stockwork of smaller ½” or less quartz veins present in the central zones of the deposit.

Las Minitas Prospect

Tara Gold acquired the Las Minitas Prospect in March 2006 for an effective purchase price of $2,427,403, plus $340,000 in value-added tax.

The Las Minitas Prospect is 826.2575 hectares in size and is located in the state of Sonora, Mexico, approximately 40 kilometers northwest of the town of Alamos.  The property lies at the western edge of the Sierra Madre Occidental gold-silver belt.

As of March 31, 2012 the Company has not spent any money on exploring this property.  Historical exploration was performed by other third parties prior to the acquisition of this property.

As of May 31, 2012 Tara Gold was in negotiations to amend its agreements relating to the Las Minitas Prospect which may include the termination of this agreement and the return of the property.  Per the contract, Tara Gold can only return the property in good standing, which requires all taxes must be paid and the property must be clear of any liabilities.  As of May 31, 2012 Tara Gold had not paid the property taxes associated with these properties.

Auriferos V Fraccion 1 and 2 Prospects

In 2007, Tara Gold signed an agreement with Pershimco Resources Ltd. (“Pershimco”) providing Pershimco the option to acquire a 75% interest in the Las Minitas Prospect.  In March 2008 Tara Gold and Pershimco agreed to terminate their joint venture with respect to the Las Minitas prospect.  The agreement with Pershimco contained a clause that any prospects purchased by Pershimco adjacent to the Las Minitas Prospect would revert to Tara Gold.  This resulted in Tara Gold obtaining the Auriferos V Fraccion 1 and 2 Prospects (“Auriferos”), which the Company manages as part of the Las Minitas Prospect.

Should the Company return the Las Minitas Prospect the Company retains ownership of Auriferos.

As of March 31, 2012 the Company has not spent any money on exploring this property.  Historical exploration was performed by other third parties prior to the acquisition of this property.

The Auriferos concessions are 400.7177 hectares in size and are located in the state of Sonora, Mexico, near the towns of Alamos and Quiriego.

Mariana and Mezquite Prospect

In March 2008, Pershimco transferred the mineral claims and obligations linked to the Mariana and Mezquite Prospect to Tara Gold. The obligations linked to Mariana and Mezquite are the remaining debt payments of $190,000, which includes value-added taxes of $25,907.  The effective purchase price of this property is $171,451 plus value-added taxes.

The Mariana and Mezquite prospect is 276 hectares in size and is located in the state of Sonora, Mexico, near the towns of Alamos and Quiriego.

As of March 31, 2012 the Company has not spent any money on exploring this property.  Historical exploration was performed by other third parties prior to the acquisition of this property.

As of May 31, 2012 Tara Gold was in negotiations to amend its agreements with all vendors relating to Mariana and Mesquite Prospect which may include the termination of this agreement and the return of the property. Per the contract, Tara Gold can only return the property in good standing, which requires all taxes must be paid and the property must be clear of any liabilities.  As of May 31, 2012 Tara Gold had not paid the property taxes associated with these properties.

Las Brisas Prospect

Tara Gold acquired the Las Brisas Prospect in August 2007 for an effective purchase price of $3,134, plus $391of value-added tax.

The Las Brisas Prospect is 6,428.6896 hectares and is located in the state of Sonora, Mexico, approximately 40 kilometers northwest of the town of Alamos.  The property lies at the western edge of the Sierra Madre Occidental gold-silver belt.

As of March 31, 2012 the Company has not spent any money on exploring this property.  Historical exploration was performed by other third parties prior to the acquisition of this property.

Should the Company return the Las Minitas Prospect the Company retains ownership of Las Brisas.

Properties owned by Tara Minerals Corp.

Don Roman Groupings

The Don Roman Groupings, comprised of 10,680.1213 hectares, were acquired in October 2006, November 2008, and March and April 2011 for an effective purchase price of approximately $2,126,000, plus value-added tax of approximately $327,500. The Don Roman Groupings consist of the Pilar, Don Roman, Las Nuvias, Centenario, La Verde and La Palma prospects.

The Don Roman plant is 18 kilometers north from Choix, state of Sinaloa, Mexico.  The plant is accessed by 18 kilometers of paved road.  From the plant site, the closest concessions are the Don Roman Groupings which can be accessed with a regular pick-up truck through a Company maintained road. The Don Roman Groupings are in the heart of La Reforma Mining District as well as the stated gold belt that stems from the state of Chihuahua.

The Don Roman Groupings, are located in the northern part of the La Reforma Mining District of north eastern Sinaloa State, Mexico.  The predominant rocks in the area are Upper Jurassic-Lower Cretaceous carbonate (limestone) rocks and Tertiary granitic intrusives.  The La Reforma Mining District has been mined for more than 300 years, with substantial amounts of precious and base metals produced from numerous mines. In the opinion of Tara Minerals, the district has never been properly explored using present day, industry standard, exploration methods, including geochemistry, geophysics, and geology. Tara Minerals feels that this area may potentially host base metals that were never discovered or exploited due in part to market conditions, lack of technology, and lack of funding.

Preliminary and continuing evaluation of the Don Roman Groupings has identified numerous mineralized systems at various locations on the property, some of which include a series of parallel northwest trending lead, zinc, silver structures that can be traced for more than 300 meters; an abandoned lead, zinc, silver mine; and historic vein-type gold mineralization.  A number of these mineralized structures lie within a complex suite of volcanic-granitic and sedimentary (carbonate) rocks.  Preliminary evaluation of the property has indicated the potential for five separate mineral systems each having varying mineral characteristics.  Initial sampling has indicated the potential for two lead, zinc, silver systems; two gold copper systems; and one iron ore, gold, copper system.

Temporary provisional permits have been acquired.  Tara Minerals continues to work toward procuring definitive permits as production and financing allows.  High voltage electrical service has been supplied to an electrical substation which is owned by Tara Minerals and supplies power to operate the plant.

Two circuits capable of producing a minimum of 200 tonnes per day are operational, with a third circuit that can be completed when production makes it necessary. An additional regrind circuit can also be implemented at the appropriate time.  The plant, when all circuits are operational, is capable of processing approximately 400 tonnes per day.

In 2010 Tara Minerals began production at the Don Roman plant and extracted lead, zinc, and silver material from its mine and stockpiled it for future processing at the plant. During production in 2010, a limited amount of concentrate was produced and sold.  In the fourth quarter of 2010, the plant activity ceased.

As of May 31, 2012 $7,200,000 has been spent on the mapping, sampling, trenching, plant facilities, processing equipment, and related mining equipment.

Pirita Prospect

Tara Minerals acquired the Pirita Prospect in June 2009 for an effective purchase price of $250,000, plus value-added tax of $30,000.

The Pirita Prospect is 6,656.1049 hectares in size and is located near the town of Bacoachi, state of Sonora, Mexico and the towns of Urieque and Morelos, state of Chihuahua, Mexico.  The property can be accessed with a regular pick-up truck by driving 6 kilometers from Bacoachi along an unimproved dirt road.

The Pirita prospect is located within the gold orogenic belt of the Sierra Madre mountains in northern Mexico along the Sonora-Chihuahua border. Principally the area is underlain by Cretaceous or older meta-sediments and granodiorite.  The prospect is overlain by various volcanic sequences of andesite, dacite and basalt.  To date no detailed geology has been completed on the prospect.

As of March 31, 2012 the Company has not spent any money on exploring this property.  Historical exploration was performed by other third parties prior to the acquisition of this property.

As of May 31, 2012 Tara Minerals was in negotiations to amend its agreements relating to the Pirita Prospect which may include the termination of this agreement and the return of the property. Per the contract, Tara Minerals can only return the property if it is in good standing, which requires that all taxes must be paid and the property must be clear of any liabilities.  As of May 31, 2012 Tara Minerals had not paid the property taxes associated with this prospect.

Godinez Joint Venture

In July 2010, Tara Minerals entered into a joint venture agreement whereby third parties would contribute 100% of the mining rights to the concession “Mina Godinez” and Tara Minerals would have the exclusive rights to manage, operate, explore and exploit the concession. This joint venture was terminated on January 18, 2012.

Iron Ore Projects

Tara Minerals raised $750,000 through a royalty rights offering to fund these projects.

Tania Iron Ore Project

Tara Minerals leased the Tania Iron Ore Project in May 2011 for royalty payments based on production.

Tara Minerals has the right to remove 6 million tonnes of iron ore concentrate from the property, with renewal rights extending through the life of the property. Tara Minerals had agreed to pay $6 per tonne for the first 500,000 tonnes removed from the property and $7 per tonne thereafter. Tara Minerals has paid $100,000 against future royalty payments.

The property, comprised of 3,233.0147 hectares, is located approximately 33 kilometers southeast, via dirt road from the port of Manzanillo, in the city of Manzanillo, State of Colima, Mexico. The iron ore is contained within decomposed granite with little overburden.  The property has not been subjected to modern exploration methods or concentrating processes prior to Tara Minerals.

As of March 31, 2012 approximately $169,000 had been spent on road access construction, mapping, sampling, and trenching.

As of May 31, 2012 Tara minerals is in the process of terminating this contract.

Las Viboras Dos Iron Ore Project

Tara Minerals acquired the Las Viboras Dos Iron Ore Project in July 2011 for an effective purchase price of $188,094, plus value-added tax of $30,095.

This property, comprised of 147.9201 hectares, is located near the town of La Huerta, state of Jalisco, Mexico. It is accessible by a 50 kilometer paved highway from Manzanillo towards La Huerta.

As of March 31, 2012 the Company has not spent any money on exploring this property.  Historical exploration was performed by other third parties prior to the acquisition of this property.

As of May 31, 2012 Tara minerals is in the process of terminating this contract.

Mina El Champinon Iron Ore Project

In September 2011, Tara Minerals leased the Mina El Champinon Iron Ore Project (“Champinon”) for royalty payments based on production which gives Tara Minerals the right to mine the project for a period of 10 years with an automatic renewal clause. In May 2012, the lease agreement and the royalty payments were rescinded.  Tara Minerals acquired Champinon for an effective purchase price of $2,175,000, plus value-added tax of $348,000.

This property, comprised of 150 hectares, is located approximately 12 kilometers from the Don Roman plant, in Choix, state of Sinaloa, Mexico. The property can be accessed with a regular pick-up truck by driving along a 4 kilometer paved road followed by an 8 kilometer dirt road.  Tara's operational team has succeeded in identifying high, medium, and low grade mineralized iron zones. Drilling, mineralogy and design work, with a dual focus of tonnage expansion and production is in progress.

The Champinon deposit host rock is meta-andesite, which has been intruded by granodiorite/monzonite.  Along contacts there are skarn mineralized zones formed.  In the area of the deposit, there are numerous northwest/southeast trending steeply dipping fault/breccia zones.  The dip is to the northeast.  The zone at the Champinon deposit appears to be at least 100 meters wide consisting of andradite garnet up to 5 meters wide, vertically inter-layered with zones of high-grade magnetite up to 12 meters wide.  The garnet varies from weakly to heavily mineralized with magnetite.

As of March 31, 2012 approximately $889,000 had been spent on road access construction, mapping, sampling, and trenching.  Mapping and sampling of this property is ongoing.

Properties owned by Adit Resources

Picacho Groupings

The Picacho Groupings, comprised of 7,059.5691 hectares, were acquired in July 2009 and May 2011 for an effective purchase price of approximately $1,457,000, plus value-added tax of approximately $226,000. The Picacho Groupings consist of the Picacho and Picacho Fractions I, II and III properties.

The Picacho Groupings are located approximately 100 kilometers south of the U.S. – Mexico border within the Northern Sierra Madre gold belt, in close proximity to town of Bacoachi, state of Sonora, Mexico.  From Bacoachi the concessions can be accessed through a Company maintained road with a regular pick-up truck.  The area has a high level of exploration activity and is close to a national paved highway and power grid.

The Picacho Groupings are underlain by Tertiary and Cretaceous andesitic, rhyolitic flows and tuffs with ignimbritic and less abundant intrusive porphyritic rocks.  Past activity on the Picacho Groupings by various parties has resulted in the construction of at least nine adits, several shafts and raises, numerous workings and diamond drills, remnants of tailings from operations in the 1930´s have been found but most of this material was removed and further beneficiated by prior owners.

In July 2009, Tara Minerals acquired the Picacho property from Mr. Emilio Acuña.

In July 2009 Tara Minerals transferred the Picacho prospect to Adit.  In connection with the transfer of the prospect, Adit issued Tara Minerals a promissory note in the principal amount of $650,000 to compensate Tara Minerals for its down payment toward the purchase price of the property and to reimburse Tara Minerals for other amounts advanced on behalf of Adit.  The note (as amended) is unsecured, bears interest at prime rate plus 3.25% per year, and is due and payable on December 31, 2011. Adit has since repaid $600,000 towards this note.

On March 31, 2010 Adit and Mr. Acuna amended their agreement.  Under the revised agreement, Adit paid Mr. Acuna $500,000 in cash (plus $80,000 in value-added tax) and in consideration for the transfer of all technical data relating to the prospect, issued Mr. Acuna 320,000 shares of Adit’s common stock, which was valued at $2.50 per share, and 437,500 shares of Tara Minerals’ common stock, which was valued at $4.00 per share.

Adit paid for the Tara Minerals shares by a note in the principal amount of $1,750,000. The note bears interest at 6% per year and is be due and payable on March 31, 2012. At any time after July 1, 2010 Tara Minerals may convert the outstanding principal, plus accrued interest, into shares of Adit’s common stock.  Tara Minerals will receive one share of Adit’s common stock for each $0.75 of principal and interest converted.

In May 2011, Tara Minerals sold the Picacho Fractions I, II and III to Adit for $163,793 plus value-added tax of $26,207.

On January 28, 2011, Adit sold 500,000 units at a price of $1.00 per unit to Yamana Gold Inc. Each unit consisted of one share of Adit’s common stock and one half warrant. Each full warrant entitles Yamana to purchase one share of Adit’s common stock at a price of $1.50 per share at any time on or before January 28, 2014.

On April 4, 2012 Adit Resources Corp. sold its subsidiary, American Copper Mining S.A. de C.V. (“American Copper”) to Yamana Mexico Holdings B.V. (“Yamana”).  American Copper’s primary asset is the Picacho groupings.

As consideration for the sale of American Copper, Yamana paid or agreed to pay Adit the following, in U.S. dollars:

•	$7.5 million, minus approximately $780,000 (the amount required to pay the Mexican government to release its tax lien on the Property), was deposited into an escrow account and released May 25, 2013;
•	$9.8 million on May 25, 2013;
•
During the period ending on May 25, 2017, Yamana will pay $1.0 million for every 100,000 ounces of gold, (whether proved, measured or inferred) (as defined by Canadian Securities Administrators National Instrument 43-101) discovered on the Picacho Groupings. If no gold is discovered on the Picacho Groupings by May 25, 2015, Yamana will make an advance payment of $3 million. Pursuant to this provision of the Agreement, Yamana will pay a maximum of $14 million; and,

•	$4.3 million on May 25, 2018.

Yamana Gold Inc. will also surrender 500,000 common shares, and warrants to purchase an additional 250,000 common shares, that it holds in the capital of Adit for cancellation by Adit.

Yamana has the option to terminate the agreement within ten business days prior to May 25, 2013 for any reason.  If the Agreement is terminated, Yamana will be required to return the capital stock of American Copper and the underlying Property to Company in good standing.

United States Mining Laws and Regulations

In the United States, unpatented mining claims on inappropriate federal land may be acquired pursuant to procedures established by the Mining Law of 1872 and other federal and state laws.  These acts generally provide that a citizen of the United States (including corporations) may acquire a possessory right to develop and mine valuable mineral deposits discovered upon inappropriate federal lands, provided that such lands have not been withdrawn from mineral location, e.g., national parks, military reservations and lands designated as part of the National Wilderness Preservation System.  The validity of all unpatented mining claims is dependent upon inherent uncertainties and conditions.  These uncertainties relate to such non-record facts as the sufficiency of the discovery of minerals, proper posting and marking of boundaries, and possible conflicts with other claims not determinable from descriptions of record.  Prior to discovery of a locatable mineral thereon, a mining claim may be open to location by others unless the owner is in possession of the claim.

The domestic exploration programs conducted by Tara Gold will be subject to federal, state and local environmental regulations.  The United States Forest Service and the Bureau of Land Management extensively regulate mining operations conducted on public lands.  Most operations involving the exploration for minerals are subject to existing laws and regulations relating to exploration procedures, safety precautions, employee health and safety, air quality standards, pollution of stream and fresh water sources, odor, noise, dust, and other environmental protection controls adopted by federal, state, and local governmental authorities as well as the rights of adjoining property owners.  Tara Gold may be required to prepare and present to federal, state, or local authorities data pertaining to the effect or impact that any proposed exploration or production of minerals may have upon the environment.  All requirements imposed by any such authorities may be costly and time-consuming, and may delay commencement or continuation of exploration or production operations.

Future legislation and regulations are expected to continue to emphasize the protection of the environment, and, as a consequence, the activities of Tara Gold may be more closely regulated to further the cause of environmental protection.  Such legislation and regulations, as well as future interpretation of existing laws, may require substantial increases in capital and operating costs to Tara Gold and may result in delays, interruptions, or a termination of operations, the extent of which cannot be predicted.

Mining operations in the United States are subject to inspection and regulation by the Mine Safety and Health Administration of the Department of Labor (MSHA) under provisions of the Federal Mine Safety and Health Act of 1977.

Tara Gold’s operations will also be subject to regulations under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (CERCLA or Superfund), which regulates and establishes liability for the release of hazardous substances, and the Endangered Species Act (ESA), which identifies endangered species of plants and animals and regulates activities to protect these species and their habitats. Tara Gold may incur expenditures for land reclamation pursuant to federal and state land restoration laws and regulations.  Under certain circumstances, Tara Gold may be required to close an operation until a particular problem is remedied or to undertake other remedial actions.

Mexican Mining Laws and Regulations

In Mexico, Article 27 of the Mexican Constitution grants the ownership of essentially all minerals to the Mexican nation.  The right to exploit those minerals is given to private parties through concessions issued by the Mexican government.  The current Mining Law of Mexico was enacted in 1992.  Concessions are granted on mining lots, the sides of which measure 100 meters, or a multiple of 100, except when adjoining lots (granted when there were no size requirements) require a smaller size.

An exploration concession is granted to the first applicant that meets the requirements of the Mining Law, the most important of which is that the claimed area is deemed to be “free land”.  Under the Mining Law, areas that are already covered by mining concessions or applications for mining concessions are not free, as well as reserved areas such as the coast and the seabed.

Exploration mining concession applications are filed at government offices.  Exploration concessions are valid for fifty years and give their holders the right to carry out exploration work and, if warranted, put into produce any ore discovered on the concession.

Mining concessions do not grant the holder the right to enter or use the surface land of the mining lots.  It is therefore necessary to obtain the permission of the surface owner for that purpose.  Typically, a verbal authorization with no consideration is granted for prospecting and sample gathering.  A simple letter agreement or contract is normally used for drilling, trenching, or basic road building.  For more advanced exploration activities, a small monetary consideration is normally required.  In some cases the concessionaire is also required to make minor improvements which benefit the local community such as fixing a road or fence or building an earthen dam.  Building and operating a mine requires a more formal agreement.  If an agreement cannot be reached with the surface owner, the Mining Law gives the concessionaire the right to request a temporary occupation of the land or an expropriation (or an easement for the construction of roads, power lines, water pipes, etc.).  Compensation is set through an appraisal made by the federal government.

A concessionaire’s most important obligation is the performance of assessment work on the mining lots.  A minimum amount of assessment work measured in monetary terms must be performed each year, depending on the size of the mining lot and, for an exploration mining concession, the number of years elapsed since its issue, pursuant to minimum investment tables established by the Mexican government.  Assessment work may be done either through expenditures or the sale of minerals.  A report must be filed in May of every year regarding the work for the previous calendar year.  Lack of performance of the minimum work will result in the cancellation of the concession; payment to the government in lieu of required assessment of work is not allowed.

Concessionaires must comply with federal environmental regulations which generally require that mining activities be subject to an environmental impact statement authorization.  Normally an environmental impact statement authorization can be obtained in six to twelve months from the date of its filing.  However, mining operations which do not exceed levels established by the Mexican government are not required to file an environmental impact statement.

The Mining Law forbids concessionaires from removing mine timbering and supports and requires compliance with all safety rules promulgated by the Mexican government.

Mexican and foreign individuals, as well as Mexican corporations, are allowed to hold mining concessions. Although foreign corporations may not hold mining concessions, foreign corporations may, however, own Mexican corporations.

General

Tara Gold’s offices are located at 375 N. Stephanie St., Bldg. 2 Ste. #211, Henderson, NV 89014 of office space supplied free of charge by Lynda R. Keeton-Cardno, Chief Financial Officer of Tara Gold and Tara Minerals.

As of May 31, 2012 Tara Gold had 7 employees; Tara Minerals had 6 employees; and American Metal Mining, Tara Mineral’s subsidiary, had 2 employees. All personnel for Amermin and American Copper Mining are subcontract labor.

Tara Gold’s website is www.taragoldresources.com

Item 1A. Risk Factors.

There is no assurance that any of Tara Gold’s remaining properties will be capable of producing precious or industrial metals in commercial quantities.

There is no assurance that Tara Gold will remain current or file its periodic Exchange Act filings.

Item 2.    Financial Information.

Tara Gold was incorporated in October 1999.  During the period from its incorporation through June 30, 2011 Tara Gold generated revenue of approximately $725,000 and incurred expenses of approximately $759,000 in cost of sales; $9,172,000 in exploration expenses and $37,245,000 in operating and general administration expenses.  Included in operating and general and administrative expenses are non-cash charges of approximately $8,464,000 pertaining to the issuance of stock options of Tara Minerals.

Material changes of certain items in Tara Gold’s Statement of Operations for the year ended December 31, 2010, as compared to the same period in 2009, are discussed below.

Twelve Months Ended	December 31, 2010	December 31, 2009
(In thousands of U.S. Dollars)
Revenue	$160	$-
Cost of revenue	658	-
Exploration expenses	2,033	280
Operating, general and administrative expenses	17,471	4,156
Net operating loss	$(20,002)	$(4,436)

In 2010 Tara Minerals the Don Roman plant was in operation for several months.  In the fourth quarter of 2010, the plant activity ceased.  During 2009 the Don Roman mine was not producing ore.  These are the primary reasons to the increase in revenue and cost of revenue for December 31, 2010 when compared to December 31, 2009.  Exploration expenses for the Don Roman Groupings increased $400,000 for mine and smelting operations and other various mine expenses relating to the operation of this mine.

In addition to production at the Don Roman plant, $1,359,000 of exploration expenses in 2010 were related to Adit, consisting $1,224,000 for the purchase of technical data for the Picacho Groupings and $125,000 for geological consulting, assaying, and field supplies for the Picacho Groupings.  Exploration expenses for the Picacho Groupings were a negligible $8,000 as of December 31, 2009.

Material changes of certain items in Tara Gold’s operating, general and administrative expenses for the year ended December 31, 2010, as compared to the same period in 2009, are discussed below.

Year Ended	December 31, 2010	December 31, 2009
(In thousands of U.S. Dollars)
Advertising	$54	$-
Bad debt expense	1,610	17
Depreciation expense	250	40
Insurance	58	30
Investment banking, investor relations and consulting	7,701	1,571
Marketing, promotions and other expenses	264	87
Compensation, officer employment contracts and bonuses	4,671	905
Other taxes and penalties	390	2
Professional fees, other	1,433	703
Repairs and maintenance	59	118
Travel	148	26

Advertising increased during the year ended December 31, 2010 due to mine and gold shows to expose the Company in the market compared to no advertising expenses in 2009.

Bad debt expense increased in the year ended December 31, 2010 due to an increase in the allowance for IVA receivables to 90% for all Mexican subsidiaries for IVA taxes to be received back from the Mexican government.  As of November 2009, the local taxing authority in Mexico changed its policies on the reimbursement of value added tax, and requested more data and documentation, which had not been required in the past, be submitted before they will reach a verdict to return funds in cash. This however, does not mean that these credits cannot be applied for future use but it does mean that eminent cash flow is not assured.  As such, the valuation of the receivable of cash from the Mexican taxing authorities was not readily assured and the Company increased its allowance for this receivable to 90% to more appropriate represent the amount realizable based on facts and circumstances at each period end.  Though the Company may not receive cash flow from these receivables in the same manner as past experience, the Company has continued to use this receivable position to offset any payable position that incurred as allowed by Mexico tax laws.

Depreciation expense increased as more plant and equipment was in service in the year ended December 31, 2010 than 2009.  Insurance expense increased due to life insurance being paid for key executives and key subcontract labor in the Mexican subsidiaries during the year ended December 31, 2010, the life insurance was cancelled at the end of the same year.

Investment banking, investor relations and consulting expense increased due to common stock, options and warrants issued or granted for services provided to Tara Minerals. During 2010 Tara Minerals expected to start production at the Don Roman plant and enter the Amex Stock Exchange.  During 2010, expenses related to entering the Amex Stock Exchange were approximately $5,400,000 and consisted of cash payments of $28,051, the issuance of common stock valued at $2,687,500 and the grant of options and warrants valued at $2,684,028. The expense associated with the issuance of the stock, options and warrants did not require the use of cash. Investment banking, investor relations and consulting services unrelated to the Amex Stock Exchange application approximated $2,301,000 and primarily involved introduction to brokerage firms, high net worth potential investors, investor communication, trade shows, introduction to foreign investment markets.  This expense consists of $171,337 in cash, the issuance of common stock valued at $1,735,855 and the grant of options and warrants valued at $394,537.  More additional information on the issuance of options and warrants for Tara Minerals for this period can be found in the Option and Warrants and Non-controlling Interest footnotes in the financial statements which are part of this registration statement.

Marketing and promotions increased due to common stock valued at approximately $134,000 issued for services provided to Tara Minerals and $131,000 in cash for services provided to Tara Gold and its subsidiaries. Compensation, officer employment contracts and bonuses increased due to options and common stock granted or issued to officers of the Company for services rendered and performance criteria achieved. Other taxes increased due to accrued payroll taxes and accrued taxes related to the Tara Gold U.S. Federal IRS Audit. Professional fees, other increased as Tara Gold resumed filing its 10-K and 10-Q reports. Travel expenses increased due to projects at the Don Roman mine site and visits to other prospects.

Material changes of certain items in Tara Gold’ Statement of Operation for the three months ended June 30, 2011, as compared to the same period in 2010, are discussed below.

Three Months Ended	June 30, 2011	June 30, 2010
(In thousands of U.S. Dollars)
Revenue	$-	$38
Cost of revenue	-	147
Exploration expenses	891	146
Operating, general and administrative expenses	1,198	2,750
Net operating loss	$(2,089)	$(3,005)

During the three months ended June 30, 2011, exploration expenses increased from the prior period in 2010 due to the beginning of exploration activities at the Tania Iron Ore project and the Company’s purchase of technical data for La Verde. For the three months ended June 30, 2011, exploration expenses consisted of $740,000 for the purchase of technical data for the La Verde property part of the Don Roman Groupings, $1,000 for geological consulting, assaying, and field supplies for the Picacho Groupings, and $150,000 for mine and smelting operations and other various mine expenses for the Don Roman Groupings and Tania Iron Ore Project. As of June 30, 2010, exploration expenses consisted of $39,000 for geological consulting, assaying, and field supplies for the Picacho Groupings, $107,000 for mine and smelting operations and other various mine expenses for the Don Roman Groupings.

Material changes of certain items in Tara Gold’s operating, general and administrative expenses for the three months ended June 30, 2011, as compared to the same period in 2010, are discussed below.

Three Months Ended	June 30, 2011	June 30, 2010
(In thousands of U.S. Dollars)
Bad debt expense	$160	$422
Depreciation expense	72	45
Investor relations expense	36	1,394
Compensation, officer employment contracts and bonuses	502	194
Professional fees, other	359	334

Bad debt expense decreased for the three months ended June 30, 2011 compared to 2011 due to lower transaction volumes.  Depreciation expense increased as more plant and equipment was in service during the three months ended June 30, 2011 than 2010.

The decrease in investor relations expense is due to fewer consultants needed during the three months ended June 30, 2011.  During 2010 the Company, through Tara Minerals, expected to start production at the Don Roman site and enter the Amex Stock Exchange.  For the three months ended June 30, 2011, investor relations expenses consisted of the issuance of common stock valued at $16,500 and approximately $19,000 in cash to consultants. For the three months ended June 30, 2010, investor relations expenses consisted of the issuance of common stock valued at $1,193,550 and approximately $201,000 in cash for investor relations at the Tara Minerals level.

For the three months ended June 30, 2011, compensation, officer employment contracts and bonuses consisted of options with a value of $311,000, and officers’ compensation of approximately $191,000. As of June 30, 2010, compensation, officer employment contracts and bonuses consisted of approximately $194,000.

Material changes of certain items in Tara Gold’ Statement of Operation for the six months ended June 30, 2011, as compared to the same period in 2010, are discussed below.

Six Months Ended	June 30, 2011	June 30, 2010
(In thousands of U.S. Dollars)
Revenue	$-	$38
Cost of revenue	-	147
Exploration expenses	2,821	1,749
Operating, general and administrative expenses	2,975	10,037
Net operating loss	$(5,796)	$(11,895)

In 2011, Tara Minerals sought to expand and advance the Don Roman Groupings project by acquiring additional mineral claims and by finding a joint venture partner that would provide the capital and expertise to restart the operations. The Company also ventured into the iron ore industry segment, exploring the Tania, Las Viboras Dos and Champinon properties.

During the six months ended June 30, 2011, Tara Gold did not have any revenue. For the six months June 30, 2011, exploration expenses consisted of $2,592,000 for the purchase of technical data for both the Centenario (part of the Don Roman Groupings) and La Verde and La Palma properties (part of the Don Roman Groupings), $16,000 for geological consulting, assaying, and field supplies for the Picacho Groupings, and $213,000 for mine and smelting operations and other various mine expenses for the Don Roman Groupings and Tania Iron Ore Project.

During the six months ended June 30, 2010, exploration expenses consisted of $1,224,000 for the purchase of technical data for the Picacho Groupings, $80,000 for geological consulting, assaying, and field supplies for the Picacho Groupings, $584,000 for mine and smelting operations and other various mine expenses for the Don Roman Groupings.

Material changes of certain items in Tara Minerals’ operating, general and administrative expenses for the six months ended June 30, 2011, as compared to the same period in 2010, are discussed below.

Six Months Ended	June 30, 2011	June 30, 2010
(In thousands of U.S. Dollars)
Bad debt expense	$803	$443
Depreciation expense	148	95
Investor relations expense	98	4,417
Compensation, officer employment contracts and bonuses	921	3,943
Professional fees, other	593	552
Repairs and maintenance	11	35
Rent and rental of equipment	53	92

Bad debt expense increased for the six months ended June 30, 2011 due to an adjustment in the allowance at Amermin and the renegotiation of an agreement which included IVA. Depreciation expense increased as more plant and equipment was in service during the six months ended June 30, 2011 than 2010.

The decrease in investor relations expense is due to fewer consultants needed. During 2010 the Company, through Tara Minerals, expected to start production at the Don Roman site and enter the Amex Stock Exchange.  During the six months ended June 30, 2011, investor relations expenses consisted of $36,000 in options, $16,500 paid with common stock and $46,000 in cash to consultants.   During the six months ended June 30, 2010, investor relations expenses consisted of the issuance of common stock valued at $4,108,610 for investor relations at the Tara Minerals level and the issuance of common stock valued at $21,083 for investor relations at the Adit level, the remainder was paid in cash.

During the six months ended June 30, 2011, compensation, officer employment contracts and bonuses consisted of options with a value of $493,000, and officers’ compensation of approximately $428,000. During the six months ended June 30, 2010, compensation, officer employment contracts and bonuses consisted of options valued at $3,406,000, $157,000 for stock bonuses and officers’ compensation of $380,000.

Repairs and maintenance decreased for the six months ended June 30, 2011, because the Don Roman plant stopped operating; therefore the Company spent less on repairs and maintenance of machinery and other plant and mining equipment.

During the six months ended June 30, 2010, the Company was working on a program to track inventory and parts that is not being used in 2011; the Don Roman plant was operating and more repairs and maintenance expenses were incurred. Rent and rental equipment increased for the six months ended June 30, 2011, due to rental of apartments in Manzanillo, Colima, where the Tania Iron Ore Project is located, for personnel and officers, and rent of the offices in Chihuahua; the Company defaulted on an equipment capital lease entered into on July 21, 2010, the equipment was capitalized as an asset and the asset and related debt were removed and payments were reclassified as treating payments similar to an operating lease during the first quarter of 2011.

The following is an explanation of Tara Gold’s material sources and (uses) of cash (in thousands of U.S. dollars) during the years ended December 31, 2010 and 2009 and the three months ended June 30, 2011 and 2010:

	December 31,		June 30,
	2010	2009	2011	2010
(In thousands of U.S. Dollars)
Net cash (used) provided in operating activities	$(3,109)	$(3,438)	$(2,505)	$(2,479)
Acquisition of property, plant and equipment	(268)	(109)	-	(230)
Construction of the Don Roman Mine	-	(1,498)	-	-
Sale of marketable securities	-	4,547	-	-
Purchase of mining properties	(25)	(643)	(30)	(25)
Sale of assets	-	-	29	-
Loans from third and related parties	630	-	-	430
Repayment of loans and related party payables	(780)	(956)	(102)	(712)
Sale of common stock of subsidiaries	2,372	2,668	1,865	1,240
Proceeds from Iron Ore financial instrument	-	-	750	-
Changes in exchange rate	(78)	618	(51)	(65)
Cash on hand at beginning of period	1,451	264	193	1,451

Tara Gold does not know of any trends, events or uncertainties that have had, or are reasonably expected to have, a material impact on its sales, revenues or income from continuing operations, or liquidity and capital resources.

Tara Gold anticipates that its capital requirements during the twelve months ending March 31, 2013 will be:

Tara Minerals
Exploration and development – Don Roman Groupings	$750,000
Exploration and development - Champinon	750,000
Property taxes	150,000
General and administrative expenses	750,000

Tara Gold
Property taxes	150,000
General and administrative expenses	500,000
Total	$5,379,000

The capital requirements shown above include capital required by Tara Gold and its subsidiaries.

Tara Gold will need to obtain additional capital if it is unable to generate sufficient cash from its operations or find joint venture partners to fund all or part of its exploration and development costs.

In August, an Agreement was signed that included an option for a joint venture partner to earn a 50% interest in the Don Roman Groupings and an additional option to earn an interest in all Iron Ore Properties located in Mexico, which Tara Gold controls or may control.  As of December 31, 2011 this joint venture expired. See Item 8 of this Registration Statement for information concerning litigation involving this joint venture.

As of May 31, 2012, the Company was reviewing the Las Minitas, Mariana & Mezquite, Pirita, Tania and Las Viboras Dos properties for continued inclusion as part of the Company’s mining property portfolio.  No payments toward Las Minitas, Mariana and Mezquite or Pirita were made in 2011.  The Company may decide to terminate the purchase/lease agreements and return the properties. Tara Gold is critically reviewing all properties for joint venture, option or sale opportunities.

Tara Gold’s future plans will be dependent upon the amount of capital available to Tara Gold, the amount of cash provided by its and its subsidiaries’ operations, and the extent to which Tara Gold is able to have joint venture partners pay the costs of exploring and developing its mining properties.

Tara Gold does not have any commitments or arrangements from any person to provide Tara Gold with any additional capital.  If additional financing is not available when needed, Tara Gold may continue to operate in its present mode or Tara Gold may need to cease operations.  Tara Gold does not have any plans, arrangements or agreements to sell its assets or to merge with another entity.

See Note 1 to the financial statements included as part of this report for a description of Tara Gold’s accounting policies and recent accounting pronouncements.

Item 3. Properties.

See Item 1.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

The following table lists, as of May 31, 2012, those persons owning beneficially 5% or more of Tara Minerals’ common stock, the number and percentage of outstanding shares owned by each director and officer of Tara Minerals and by all officers and directors as a group.  Unless otherwise indicated, each owner has sole voting and investment powers over his shares of common stock.

Name and Address	Number of Shares (1)	Percent of Class
Francis R. Biscan, Jr. (2)	11,994,729	11.7%
2162 Acorn Court
Wheaton, IL 60189

David Barefoot (2)	-	0%
240 Columbus Circle
Longwood, FL 32750

Lynda R. Keeton-Cardno (2)	10,000	0%
185 Bethany St.
Henderson, NV 89074

Clifford A. Brown (2)	3,402,371	3.3%
313 Arbor Avenue
West Chicago, IL 60185

All officers and directors as a group (4 persons)	15,407,100	15.0%

Item 5. Directors and Executive Officers.

Name	Age	Position
Francis R. Biscan, Jr.	51	President, Chief Executive Officer and Director
David Barefoot	47	Chief Operating Officer
Lynda R. Keeton-Cardno	40	Chief Financial Officer and Treasurer
Clifford A. Brown	60	Director, U.S. Corporate Controller

The directors of Tara Gold serve in such capacity until the first annual meeting of Tara Gold shareholders and until their successors have been duly elected and qualified.  The officers of Tara Gold serve at the discretion of Tara Gold directors.

The principal occupations of Tara Gold’ officers and directors are as follows:

Francis R. Biscan, Jr. has been an officer and director of Tara Gold since May 2003.  Between 1997 and August 2003 Mr. Biscan was an independent financial consultant, providing advice to public and private companies in the areas of capital formation and mergers and acquisitions.  Mr. Biscan has also been an officer and director of Tara Mineral’s since May 2006 and an officer and direct of Adit Resources since June 2009.

David Barefoot has been an officer of Tara Gold and Tara Minerals since August 2011.  On August 9, 2011 David Barefoot was appointed as the Company’s Chief Operating Officer.  Over the last year and a half, Mr. Barefoot has been an integral part of streamlining the Company and overall strategy development with regards to advancing the Company's portfolio of properties. Working closely with the CEO, he will continue to build and manage the strengths of the Company's team in the U.S. and Mexico.  For the past 26 years, Mr. Barefoot has been a consultant (as a sole proprietor) to various public and private businesses focusing on business development, expanding market share presence and building leadership teams; including 16 years of hiring, training and developing leadership in the financial services industry throughout the Southeast and Chicago areas.  The immediate past 5 years Mr. Barefoot has continued consulting (as a sole proprietor) and sits as the President and Board Member of Vision Sky, a company that focuses on software for the home health care industry.  Mr. Barefoot has been a director of Adit Resources since May 2011.

Lynda R. Keeton-Cardno, CPA, has been an officer of Tara Gold and Tara Minerals since January 2011.  Since 2004, Ms. Keeton-Cardno has been the CEO/Managing Member of Lynda R. Keeton CPA, LLC, a PCAOB registered firm which provides audit and consulting services to public and private companies.  Between 1996 and 2002, Ms. Keeton-Cardno worked for Arthur Andersen LLP in Phoenix, AZ and Las Vegas, NV in both the Audit and Advisory group and Technology Risk Consulting group.  Ms. Keeton-Cardno is a licensed Certified Public Accountant in Nevada, a member of the American Institute of Certified Public Accountants, a graduate of Arizona State University’s School of Business and Honors College, and has held the Certified Information Systems Auditor designation.  Ms. Keeton-Cardno is also the treasurer for Tara Gold, Tara Minerals, and Adit Resources.

Clifford A. Brown, CPA, has been an officer and director of Tara Gold since November 2004.  Since 1989 Mr. Brown has been the President of Clifford A. Brown and Co., a firm which provides accounting and consulting services and sells accounting software.  Since 1993 Mr. Brown has served as the treasurer and Board member of Restoration Ministries, Inc., a non-profit corporation with 33 different ministries in Chicago.  Mr. Brown has also been an officer and director of Tara Mineral’s since May 2006 and a director of Adit Resources since June 2009.  Mr. Brown has been a Certified Public Accountant since 1981.

Key Employees

Ramiro Trevizo.  Mr. Trevizo has been a director of Tara Minerals since May 2008 and President/Sole administrator for American Metal Mining, S.A. de C.V, its Mexican subsidiary since 2007.  Mr. Trevizo has also been the President of Corporacion Amermin, S.A. de C.V., the Mexican subsidiary of Tara Minerals Resources Corp., since 2005.  Between 2003 and 2005 Mr. Trevizo was the President of Grupo Constructor del Desierto, S.A., an engineering company based in Chihuahua, Mexico.  Between 2002 and 2004 Mr. Trevizo was a regional manager for D&B Engineering of Phoenix, Arizona.  Mr. Trevizo was a project manager for Concord, California based OSP Consultants from 1999 to 2002.

Robert R. Wheatley. Mr. Wheatley has been an officer and director of Adit since September 15, 2009 and President/Sole administrator for American Copper Mining, S.A. de C.V, its Mexican subsidiary since 2007 through the date this subsidiary was sold. Mr. Wheatley has been the President of Prowling Puma, LLC since May 30, 2009. During 2008 and 2009 Mr. Wheatley was the Director of Exploration - North and Central America - for Yamana Gold Inc. Between 1996 and 2007 Mr. Wheatley held a variety of management positions with Meridian Gold Company, the predecessor of Yamana Gold. Prior to his association with Meridian, Mr. Wheatley was a geologist with FMC Gold, Homestake Mining Co., UV Industries and Superior Oil Co. Mr. Wheatley received his Bachelor of Science degree in geological engineering from the University of Arizona in 1974 and his Executive MBA degree from Colorado Technical University in 2006.

Steve Eady.  Mr. Eady was appointed Chief Geologist for Tara Minerals in December 2011 and is an accomplished geologist and has been working in mining since 1973. His past experience includes mineralogy, geology, ore reserve development, leach testing, feasibility studies and geological related development research. He has worked in the past for Inspiration Consolidated Copper Company, and on numerous exploration and development projects at Phelps Dodge Mining / Freeport-McMoRan Copper & Gold Inc.

Tom Claridge.  Mr. Claridge was appointed Senior Mining and Plant Engineer for Tara Minerals in December 2011 and is an accomplished project manager with over 20 years of experience in mine operations, plant design, and water treatment all over the world. His experience includes mineral resource evaluations, conceptual and feasibility reports, metallurgical test programs, economic evaluations and mine and process development of engineering projects for major and junior mining companies. His past employers include Hanlon Engineering & Architecture Inc. and Phelps Dodge Mining / Freeport-McMoRan Copper & Gold Inc.

Tara Gold does not have a compensation committee.  Tara Gold’s Board of Directors serves as its Audit Committee.  Lynda R. Keeton-Cardno is Tara Gold’s financial expert.  Since Ms. Keeton-Cardno is an officer of Tara Gold, Ms. Keeton-Cardno is not independent as that term is defined in section 803 of the listing standards of the NYSE Amex. None of Tara Gold’s Directors are a financial expert as that term is defined by the Securities and Exchange Commission.

None of Tara Gold’ directors are independent as that term is defined in section 803 of listing standards of the NYSE Amex.

Tara Gold believes all of its directors are qualified to act as such due to their longstanding relationship with Tara Gold.

Tara Gold has adopted a Code of Ethics applicable to its principal executive, financial, and accounting officers and persons performing similar functions.

Item 6.    Executive Compensation.

The following table shows the compensation paid or accrued during the two years ended December 31, 2010 to the executive officers of Tara Gold.

						All Other
				Stock	Option	Annual
Name and	Fiscal	Salary	Bonus	Awards	Awards	Compensation	Total
Principal Position	Year	(1)	(2)	(3)	(4)	(5)	(7)
Francis R. Biscan	2010	$276,000	-	$ 78,500	$2,954,000	-	$3,308,500
President and	2009	$256,000	-	$ 15,000	-	-	$ 271,000
Chief Executive Officer

Lynda R. Keeton-Cardno,	2010	-	-	-	-	-	-
Chief Financial Officer	2009	-	-	-	-	-	-
and Treasurer (6)

David Bizzaro,	2010	$100,000	-	-	-	-	$ 100,000
Chief Financial Officer	2009	-	-	-	-	-	-
and Treasurer (6)

Clifford A. Brown	2010	$ 30,000	-	$ 39,250	$ 977,000	-	$ 1,046,250
Controller, Director	2009	$ 20,000	-	$ 7,500	-	-	$ 27,500

(1)	The dollar value of base salary (cash and non-cash) earned.

(2)	The dollar value of bonus (cash and non-cash) earned.

(3)	During the periods covered by the table, the value of Tara Mineral’s shares issued as compensation for services to the persons listed in the table.

(4)
The value of all stock options granted during the periods covered by the table. The options awards relate to the grant of options to purchase shares of Tara Minerals. See Note 9 to the financial statements included as part of this report for details concerning the assumptions used in determining the value of these options.  See the “Stock Option and Bonus Plans - Summary” section below for other information concerning these stock options.

(5)	All other compensation received that Tara Gold could not properly report in any other column of the table.

(6)	Ms. Keeton-Cardno was appointed Chief Financial Officer and Treasurer in 2011. Mr. Bizzaro served as Chief Financial Officer and Treasurer between May 2010 and January 2011.

(7)	The total represents all compensation on a consolidated basis of Tara Gold and its subsidiaries as defined in Item 1 above.

In January 2011 Tara Gold and Tara Minerals entered into employment agreements with Mr. Biscan for three years.  The employment agreements provided that Tara Gold and Tara Minerals will collectively pay Mr. Biscan a base salary of $276,000 per year (as amended) and requires Tara Gold to pay for Mr. Biscan’s medical, dental, optical, life and disability insurance.  In the event there is a material reduction in Mr. Biscan’s authority, duties or activities, in the event Mr. Biscan’s offices are moved to a location which is not conducive to operating in North America, or in the event there is a change in the control of Tara Gold, then Mr. Biscan may resign from his position at Tara Gold and receive the remainder of his salary.  For purposes of the employment agreement, a change in control includes the acquisition of more than 50% of the outstanding shares of Tara Gold’s common stock by a third party or a change in a majority of Tara Gold’s directors.

Mr. Biscan’s employment agreement will also terminate upon the death or physical or mental disability of Mr. Biscan, in which case Mr. Biscan, or his legal representative, as the case may be, will be paid the salary provided by the employment agreement for a period of one year following Mr. Biscan’s death or disability.

In January 2011, Tara Gold entered into an employment agreement with Ms. Lynda R. Keeton-Cardno for one year.  The employment agreement provides that Tara Gold will pay Ms. Keeton-Cardno a base salary of $48,000.

In January 2011 Tara Gold entered into an employment agreement with Clifford A. Brown for one year.  The employment agreement provides that Tara Gold will pay Mr. Brown a base salary of $96,000 during the term of the agreement and requires Tara Gold to pay for Mr. Brown’s medical insurance.

The following shows the amounts that Tara Gold expects to pay to its officers during the twelve month period ending December 31, 2011, and the time these persons plan to devote to Tara Gold’s business.  Amounts include payments to be made by, and time to be spent on, the affairs of Tara Minerals.

	Proposed	Time to be Devoted to
Name	Compensation	Tara Gold and Subsidiaries Business

Francis Richard Biscan, Jr.	$ 276,000	40 hours / week
Lynda R. Keeton-Cardno	$ 48,000	20 hours / week
Clifford A. Brown	$ 96,000	30 hours / week

Long-Term Incentive Plans.  Tara Gold does not provide its officers or employees with pension, stock appreciation rights, long-term incentive or other plans and has no intention of implementing any of these plans for the foreseeable future.

Employee Pension, Profit Sharing or other Retirement Plans.  Tara Gold does not have a defined benefit, pension plan, profit sharing or other retirement plan, although it may adopt one or more of such plans in the future.

Compensation of Directors.  Tara Gold’s directors did not receive any compensation for their services as directors during the fiscal year ended December 31, 2010.

Stock Option and Bonus Plans

Tara Gold’s subsidiary Tara Minerals, has adopted stock option and stock bonus plans.  A summary description of these plans follows.  In some cases these Plans are collectively referred to as the “Plans”.

Incentive Stock Option Plan.  Tara Minerals’ Incentive Stock Option Plan authorizes the issuance of shares of Tara Minerals’ common stock to persons that exercise options granted pursuant to the Plan. Only Tara Minerals employees may be granted options pursuant to the Incentive Stock Option Plan.  The option exercise price is determined by Tara Minerals’ directors but cannot be less than the market price of Tara Minerals’ common stock on the date the option is granted.

Non-Qualified Stock Option Plan.  Tara Minerals’ Non-Qualified Stock Option Plan authorizes the issuance of shares of Tara Minerals’ common stock to persons that exercise options granted pursuant to the Plan.  Tara Minerals’ employees, directors, officers, consultants and advisors are eligible to be granted options pursuant to the Plan, provided however that bona fide services must be rendered by such consultants or advisors and such services must not be in connection with the offer or sale of securities in a capital-raising transaction or promoting the price of Tara Mineral’s common stock.

Stock Bonus Plan.  Tara Minerals’ Stock Bonus Plan allows for the issuance of shares of common stock to its employees, directors, officers, consultants and advisors.  However bona fide services must be rendered by the consultants or advisors and such services must not be in connection with the offer or sale of securities in a capital-raising transaction or promoting the price of Tara Mineral’s common stock.

Summary.  The following lists, as of July 31, 2011, the options granted and the bonus shares issued pursuant to the Plans.  Each option represents the right to purchase one share of Tara Minerals’ common stock.

Name of Plan	Total Shares Reserved Under Plans	Shares Reserved for Outstanding Options	Shares Issued as Stock Bonus	Remaining Options/Shares Under Plans
Incentive Stock Option Plan	1,000,000	750,000	N/A	250,000
Non-Qualified Stock Option Plan	3,000,000	2,500,000	N/A	500,000
Stock Bonus Plan	750,000	N/A	750,000	-

Tara Minerals’ stock option and bonus plans have not been approved by its shareholders.

The following table shows the weighted average exercise price of the outstanding options granted pursuant to Tara Minerals’ Stock Option Plans as of December 31, 2010.

Plan category	Number of Securities to be Issued Upon Exercise of Outstanding Options	Weighted- Average Exercise Price of Outstanding Options	Number of Securities Remaining Available For Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column of This Table

Incentive Stock Option Plan	750,000	$1.57	250,000
Non-Qualified Stock Option Plan	2,500,000	$0.05	500,000

The following lists the unexercised options which were outstanding as of July 31, 2011, and held by the Tara Minerals’ officers and directors.

		Shares underlying unexercised options which are
Name	Date of Grant	Exercisable	Unexercisable	Exercise Price	Expiration Date

Francis R. Biscan, Jr.	1/5/10	125,000	375,000	$1.57	2015-2020
Francis R. Biscan, Jr.	1/5/10	750,000		$0.05	1/5/15
Clifford A. Brown	2/1/07	150,000		$0.05	2/01/12
Clifford A. Brown	1/5/10	125,000	125,000	$1.57	2015-2018
Clifford A. Brown	1/5/10	250,000		$0.05	1/5/15
Ramiro Trevizo	1/5/10	250,000		$0.05	1/5/15

The following lists the shares issued pursuant to Tara Minerals’ Stock Bonus Plan:

Name	Date	Shares Issued

Francis R. Biscan, Jr.	4/23/09	250,000
Francis R. Biscan, Jr.	1/05/10	50,000
Clifford A. Brown	4/23/09	200,000
Clifford A. Brown	1/05/10	25,000
Ramiro Trevizo	4/23/09	200,000
Ramiro Trevizo	1/05/10	25,000

Item 7.    Certain Relationships and Related Transactions, and Director Independence.

During the year ended December 31, 2010 and the six months ended June 30, 2011, there have been no issuances of Tara Gold’s stock to officers, directors or affiliates.

See Item 1 and Item 13, footnote 5, of the December 31, 2010 and June 30, 2011 financial statements included in this registration statement for information concerning transactions between Tara Minerals, Tara Gold and Adit Resources.

Item 8.    Legal Proceedings.

On September 13, 2010, Tara Gold announced that it had entered into a tentative agreement with Tara Minerals which provided Tara Minerals would acquire all of the outstanding shares of Tara Gold by exchanging one share of Tara Mineral’s common stock for two Tara Gold shares.

On September 20, 2010 Chris Columbo filed a lawsuit in the District Court for Carson City Nevada, against Tara Gold, Tara Gold’s officers and directors and Tara Minerals. The essence of the lawsuit was to obtain the fairest price for Tara Gold, whether from Tara Minerals or a third party.  On October 25, 2010 Mr. Columbo voluntarily dismissed his lawsuit against Tara Gold and other defendants.

On October 22, 2010 Patricia J. Root filed a lawsuit in the Circuit Court for Dupage County, Illinois, against, Tara Gold, Tara Gold’s directors and Tara Minerals.  The essence of the lawsuit was to prevent Tara Mineral’s proposed acquisition of Tara Gold.

Tara Gold believes the lawsuit filed by Ms. Root was premature since, as noted in the September 13, 2010 press release, the transaction is tentative and is subject to the approval of the shareholders of Tara Gold who are not officers or directors of Tara Gold.  No binding agreement between Tara Gold and Tara Minerals was ever signed.  In April 2011 Ms. Root subsequently dismissed her lawsuit against Tara Gold and other defendants.

Tara Minerals subsequently decided that it would not acquire Tara Gold.

On May 6, 2010, the Securities and Exchange Commission temporarily suspended trading in Tara Gold’s securities due to the failure of Tara Gold to file its 10-Q and 10-K reports pursuant to Section 13 of the Securities and Exchange Act of 1934.

On the same day the Commission issued an Order Instituting Proceedings whereby the Commission sought to revoke Tara Gold’s registration of its common stock pursuant to Section 12(g) of the Exchange Act.

On September 7, 2010 an administrative law judge issued an Initial Decision revoking Tara Gold’s registration of its common stock.   On September 24, 2010 Tara Gold filed a Petition to Review the decision of the administrative law judge. On September 30, 2010 the Commission granted Tara Gold’s Petition for Review.  On November 1, 2010 Tara Gold filed a brief in support of its petition with the Commission.   On July 18, 2011, the Commission revoked the registration of Tara Gold’s securities pursuant to Section 12(j) of the Securities Act of 1934.  Tara Gold has appealed the Commission’s decision to the U.S, 7th Circuit Court of Appeals. In May 2012 the 7th Circuit Court of Appeals dismissed Tara Gold’s appeal on the basis that:

•	Tara Gold filed this Registration Statement on August 4, 2011,
•	The Registration Statement automatically became effective on October 3, 2011,
•	Upon the effectiveness of the Registration Statement, Tara Gold’s common stock was registered pursuant to Section 12(g) of the 1934 Act,
•	Since Tara Gold’s stock had become registered under the 1934 Act, there was no point in reversing the Commission decision, and therefore the issue was moot.

There is no assurance that Tara Gold will be able to continue to file reports required by the Securities and Exchange Commission in a timely manner.

In August 2011 Tara Minerals entered into an agreement with Carnegie Mining and Exploration, Inc. which provided Carnegie with the option to earn up to a 50% interest in Tara Minerals’ Don Roman and iron ore projects.

In order to earn an interest in the Don Roman project, Carnegie was required to spend certain amounts on the Don Roman property such that the Don Roman plant reached minimum production levels. Carnegie could earn a 50% interest in Tara Minerals’ iron ore projects by spending $1,000,000 toward the projects by November 6, 2011.

Carnegie did not spend the required amounts on either project and Tara Minerals terminated the option.

On November 10, 2011, Tara Minerals filed a complaint against Carnegie seeking a declaration that Carnegie failed to properly exercise its option to acquire an interest in the iron ore properties. Carnegie is required to respond to the complaint on or before March 21, 2012.

On December 9, 2011, Carnegie and a purported affiliate, Carnegie Operations, LLC filed a complaint in Texas state court against former employees of Carnegie. Although Tara Minerals was not initially named as a defendant, the substance of the state court complaint made it clear that the core issues were substantially similar to those raised in the Nevada litigation. The individual defendants removed the case to federal court in Dallas, Texas on December 22, 2011. Carnegie responded with a First Amended Complaint on January 31, 2012, which formally named Tara Minerals as a defendant. In its amended complaint, Carnegie seeks an injunction against Tara Minerals in connection with its option on the iron ore properties, as well as damages for alleged fraud, trade secret theft, civil conspiracy, and tortuous interference with Carnegie’s employment contracts with the individual defendants.

On February 14, 2012, Tara Minerals moved the Texas court for a transfer of venue to Nevada so that the cases could be consolidated. The motion is premised upon the facts that: 1) the option agreement includes an express consent to jurisdiction and venue in Nevada; 2) Tara Minerals filed its lawsuit first in Nevada; 3) the cases involve common issues of fact and law; and 4) transfer is cost-efficient and more convenient for the key witnesses in both matters. In July 2012, the Texas Court granted Tara Minerals motion and transferred the case to Nevada.

Other than the foregoing, Tara Gold is not involved in any legal proceedings and Tara Gold does not know of any legal proceedings which are threatened or contemplated

Item 9.    Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

Prior to May 2010 the common stock of Tara Gold traded in the over-the-counter market, which is sometimes referred to as the “pink sheets”, under the symbol: TRGD. In May 2010 the Securities and Exchange Commission stopped the trading in Tara Gold’s common stock due to the fact that Tara Gold was delinquent in filing its 10-K and 10-Q reports. As a result of the SEC’s stop trading order, Tara Gold’s common stock was removed from the Pink Sheets and until July 18, 2011 traded only on an unsolicited basis.

As a result of the Commission’s ruling on July 18, 2011 (see Item 8 above), all trading in Tara Gold’s stock ceased.

Shown below are the ranges of high and low closing prices for Tara Gold’ common stock for the periods indicated as reported by FINRA and as reported on www.stockwatch.com.  The market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions.

Quarter Ended	High	Low

March 31, 2009	$0.10	$0.10
June 30, 2009	$0.16	$0.16
September 30, 2009	$0.32	$0.30
December 31, 2009	$0.39	$0.36

March 31, 2010	$0.71	$0.41

As of May 31, 2012 Tara Gold had 102,795,119 outstanding shares of common stock and 76 shareholders of record. As of that same date Tara Gold did not have any outstanding options, warrants or securities which were convertible into shares of Tara Gold’s common stock.

During the years ended December 31, 2010 and 2009 neither Tara Gold, nor any of Tara Gold’s officers or directors, purchased any shares of Tara Gold’s common stock in the open market.

Item 10.         Recent Sales of Unregistered Securities and Use of Proceeds

During the year ended December 31, 2008, Tara Gold issued:

•	5,654,167 shares of common stock in payment of liabilities in the amount of $190,000;

•	175,000 shares for services rendered valued at $67,004;

•	300,000 shares of common stock for services rendered valued at $126,000 from 2007; and

•	850,000 shares of common stock in payment of liabilities in the amount of $315,000 and in payment of a note in the amount of $27,200 from 2007.

During the year ended December 31, 2009, Tara Gold issued 800,000 shares for services rendered valued at $1,041,000

Item 11.         Description of Registrant’s Securities to be Registered.

Tara Gold’s authorized capital consists of 150,000,000 shares of common stock.  As of May 31, 2012, Tara Gold had 102,795,119 outstanding shares of common stock.

Common Stock

All shares of common stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders.  The shares of common stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully-paid and non-assessable shares.  Cumulative voting in the election of directors is not permitted; which means that the holders of a majority of the issued and outstanding shares of common stock represented at any meeting at which a quorum is present will be able to select the entire Board of Directors if they so choose.  In that event, the holders of the remaining shares of common stock will not be able to elect any directors.  In the event of Tara Gold’s liquidation, each shareholder is entitled to receive a proportionate share of the assets available for distribution to shareholders after the payment of liabilities.  All shares of Tara Gold’s common stock issued and outstanding are fully-paid and non-assessable.

Holders of shares of common stock are entitled to share pro rata in dividends and distributions with respect to the common stock when as and if declared by the Board of Directors out of funds legally available for dividends.  Tara Gold has not paid any dividends on the Company’s common stock and intends to retain earnings, if any, to finance the development and expansion of its business.  Future dividend policy is subject to the discretion of the Board of Directors and will depend upon a number of factors, including future earnings, capital requirements and its financial condition.

Item 12.          Indemnification of Directors and Officers.

Section 78.751 of the Nevada Revised Statutes and Article XVI of Tara Gold’s bylaws provide that Tara Gold may indemnify any and all of its officers, directors, employees or agents, or former officers, directors, employees or agents, against expenses actually and necessarily incurred by them in connection with the defense of any legal proceeding or threatened legal proceeding, except as to matters in which such persons shall be determined to not have acted in good faith and in Tara Gold’s best interest.

Item 13.          Financial Statements and Supplementary Data.

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES
 (An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS
FOR
THE FISCAL YEARS ENDED DECEMBER 31, 2010 AND DECEMBER 31, 2009
AND
THE PERIOD FROM INCEPTION (OCTOBER 14, 1999) THROUGH DECEMBER 31, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Tara Gold Resources Corp., Inc. and Subsidiaries,

We have audited the accompanying consolidated balance sheets of Tara Gold Resources Corp., Inc. (an exploration stage company) (a Nevada corporation) and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations and comprehensive loss, stockholders' equity (deficit), and cash flows for each of the years then ended and the period from inception (October 14, 1999) through December 31, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tara Gold Resources Corp, Inc. and subsidiaries as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years then ended and for the period from inception (October 14, 1999) through December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ Mendoza Berger & Company, LLP
Mendoza Berger & Company, LLP

Irvine, CA
April 18, 2011, except for notes 2 and 13 which are dated June 28, 2012

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. Dollars)

	December 31, 2010	December 31, 2009
Assets
Current assets
Cash	$193	$1,451
Other receivables, net of $2,010 and $374 of allowance as of December 31, 2010 and December 31, 2009, respectively	1,212	3,262
Due from related parties, net of due to related parties of $292 December 31, 2009	-	354
Marketable securities	450	450
Other current assets	1	3
Total current assets	1,856	5,520
Property, plant, equipment, mine development, construction in progress and land, net of accumulated depreciation of $361 and $111 as of December 31, 2010 and December 31, 2009, respectively	12,359	15,304
Mining deposits	53	25
Deferred tax, non-current portion	2,931	1,748
Goodwill	12	12
Other assets	160	19
Total assets	$17,371	$22,628

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable and accrued expenses	$2,675	$1,143
Notes payable, current portion	994	1,106
Notes payable related party, current portion	100	-
Due to related parties, net of due from of $36 December 31, 2010	259	-
Total current liabilities	4,028	2,249
Long-term accrued liabilities	418	989
Notes payable, non-current portion	2,603	6,168
Total liabilities	7,049	9,406

Commitments and contingencies	-	-

Stockholders’ equity
Common stock; $0.001 par value 150,000,000 shares authorized – 102,795,119 issued and outstanding at December 31, 2010 and December 31, 2009, respectively	103	103
Additional paid-in capital	12,175	12,175
Accumulated deficit during exploration stage	(17,060)	(3,293)
Other comprehensive loss	(514)	(436)
Total Tara Gold stockholders’ (deficit) equity	(5,296)	8,549
Non-controlling interest	15,618	4,673
Total equity	10,322	13,222
Total liabilities and equity	$17,371	$22,628

See accompanying notes to these consolidated financial statements.

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In thousands of U.S. Dollars)
	For the Year Ended December 31,		From inception October 14, 1999 to December 31,
	2010	2009	2010
Revenues
Revenue from website development and software	$-	$-	$168
Mining revenues	160	-	557
Total revenues	160	-	725
Cost of revenue	658	-	759
Gross margin	(498)	-	(34)
Exploration expenses	2,033	280	6,351
Operating, general, and administrative expenses	17,471	4,156	34,271
Net operating loss	(20,002)	(4,436)	(40,656)
Non-operating (income) expense
Interest (income)	(26)	(95)	(308)
Interest expense	450	67	1,210
Settlement expense	-	-	(134)
Loss on extinguishment of debt	-	1,097	766
(Gain) on deconsolidation of joint venture	-	-	(8,661)
(Gain) on sale of joint venture interest	-	-	(3,112)
(Gain) on dissolution of joint venture	-	(250)	(9,163)
Loss on disposal of assets	-	-	399
(Gain) on acquisition of mining concession	-	-	(100)
Loss on conversion of note payable	783	-	783
Realized loss on the sale of marketable securities	-	2,266	4,604
(Gain) on sale of net cash flow interest	-	(197)	(197)
Other (income)	(757)	(261)	(1,223)
	450	2,627	(15,136)
Loss before income taxes	(20,452)	(7,063)	(25,520)
Income tax benefit, net of $169 and $0 provision as of December 31, 2010 and 2009	(1,015)	(1,822)	(2,317)
Loss from continuing operations	(19,437)	(5,241)	(23,203)
Discontinued operations
Income from operations of discontinued oil properties (including loss on disposal of $7)	-	-	17
Loss from operations of La Escuadra	-	-	(1,038)

Net loss	(19,437)	(5,241)	(24,224)
Add: Net loss attributable to non-controlling interest	5,670	801	7,164
Net loss attributable to Tara Gold shareholders’	(13,767)	(4,440)	(17,060)

Other comprehensive income (loss):
Foreign currency translation	(78)	214	(514)
Unrealized gain, net on marketable securities	-	618	-
Comprehensive loss	$(13,845)	$(3,608)	$(17,574)

Net loss per share, basic and diluted	$(0.19)	$(0.05)
Weighted average number of shares, basic and diluted	102,795,119	102,137,585

See accompanying notes to these consolidated financial statements.

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (DEFICIT)
From inception (October 14, 1999) to December 31, 2010
 (In thousands of U.S. dollars, except share amounts)

	Common Stock		Additional Paid In	Accumulated Deficit During	Share Subscriptions	Other Comprehensive	Total Stockholders’
	Shares	Amount	Capital	Exploration Stage	Received	(Loss) Income	(Deficit) Equity
Balance at inception	-	$-	$-	$-	$-	$-	$-

Issuance of common stock to Founders for cash	4,000,000	4	-	-	-	-	4

Net loss	-	-	-	(9)	-	-	(9)

Balance at December 31, 2000	4,000,000	4	-	(9)	-	-	(5)

Issuance of common stock in exchange for 100% of common stock of MerchantPark	1,500,000	2	(2)	-	-	-	-

Issuance of Common stock for cash	2,491,583	2	152	-	-	-	154

Issuance of common stock for services	4,645,261	5	77	-	-	-	82

Issuance of common stock for 100% of shares of Caged Iron Technologies	2,000,000	2	101	-	-	-	103

Issuance of common stock issued for debt	459,000	-	46	-	-	-	46

Issuance of common stock issued for assets	3,064,556	3	301	-	-	-	304

Stock offering costs	-	-	(13)	-	-	-	(13)

Currency translation adjustment	-	-	-	-	-	1	1

Net loss	-	-	-	(418)	-	-	(418)

Balance at December 31, 2001	18,160,400	$18	$662	$(427)	$-	$1	$254

See accompanying notes to these consolidated financial statements.

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (DEFICIT)
From inception (October 14, 1999) to December 31, 2010
(In thousands of U.S. Dollars, except share amounts)
 (Continued)

	Common Stock		Additional Paid In	Accumulated Deficit During	Share Subscriptions	Other Comprehensive	Total Stockholders’
	Shares	Amount	Capital	Exploration Stage	Received	(Loss) Income	(Deficit) Equity

Balance at December 31, 2001	18,160,400	$18	$662	$(427)	$-	$1	$254

Issuance of common stock for services	2,336,500	2	22	-	-	-	24

Issuance of common stock for debt	5,844,976	6	272	-	-	-	278

Issuance of Common stock for cash	6,000,000	6	23	-	-	-	29

Currency Translation adjustment	-	-	-	-	-	-	-

Net Loss	-	-	-	(677)	-	-	(677)

Balance at December 31, 2002	32,341,876	32	979	(1,104)	-	1	(92)

Issuance of Common stock for cash	3,754,848	4	53	-	-	-	57

Issuance of common stock for debt	9,019,445	9	189	-	-	-	198

Net loss	-	-	-	(156)	-	-	(156)

Balance at December 31, 2003	45,116,169	$45	$1,221	$(1,260)	$-	$1	$7

See accompanying notes to these consolidated financial statements.

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (DEFICIT)
From inception (October 14, 1999) to December 31, 2010
(In thousands of U.S. Dollars, except share amounts)

	Common Stock		Additional Paid In	Accumulated Deficit During	Share Subscriptions	Other Comprehensive	Total Stockholders’
	Shares	Amount	Capital	Exploration Stage	Received	(Loss) Income	(Deficit) Equity

Balance at December 31, 2003	45,116,169	$45	$1,221	$(1,260)	$-	$1	$7

Issuance of common stock for cash	2,807,000	3	161	-	-	-	164

Issuance of common stock for services	3,010,000	3	147	-	-	-	150

Stock cancelled	(1,200,000)	(1)	1	-	-	-	-

Share subscriptions received	-	-	-	-	148	-	148

Foreign currency translation income	-	-	-	-	-	-	-

Net loss	-	-	-	(373)	-	-	(373)

Balance at December 31, 2004	49,733,169	$50	$1,530	$(1,633)	$148	$1	$96

See accompanying notes to these consolidated financial statements.

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (DEFICIT)
From inception (October 14, 1999) to December 31, 2010
(In thousands of U.S. Dollars, except share amounts)
 (Continued)

	Common Stock		Additional Paid In	Accumulated Deficit During	Share Subscriptions	Other Comprehensive	Total Stockholders’
	Shares	Amount	Capital	Exploration Stage	Received	(Loss) Income	(Deficit) Equity

Balance at December 31, 2004	49,733,169	$50	$1,530	$(1,633)	$148	$1	$96

Issuance of common stock for services	6,472,984	6	273	-	-	-	279

Issuance of common stock for cash	13,506,001	14	431	-	-	-	445

Share subscriptions delivered	-	-	-	-	(113)	-	(113)

Common stock for mining concession finders’ fees	200,000	-	8	-	-	-	8

Warrants for mining concession finders’ fees	-	-	4	-	-	-	4

Beneficial conversion feature	-	-	207	-	-	-	207

Foreign currency translation loss	-	-	-	-	-	(7)	(7)

Net loss	-	-	-	(935)	-	-	(935)

Balance at December 31, 2005	69,912,154	$70	$2,453	$(2,568)	$35	$(6)	$(16)

See accompanying notes to these consolidated financial statements.

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (DEFICIT)
From inception (October 14, 1999) to December 31, 2010
(In thousands of U.S. Dollars, except share amounts)
 (Continued)

	Common Stock		Additional Paid In	Accumulated Deficit During	Share Subscriptions	Other Comprehensive	Total Stockholders’
	Shares	Amount	Capital	Exploration Stage	Received	(Loss) Income	(Deficit) Equity

Balance at December 31, 2005	69,912,154	$70	$2,453	$(2,568)	$35	$(6)	$(16)

Issuance of common stock for services	2,251,250	2	228	-	-	-	230

Issuance of common stock for cash	7,440,433	7	1,753	-	-	-	1,760

Share subscriptions delivered	634,615	1	41	-	(35)	-	7

Conversion of convertible debt to stock	3,700,000	4	187	-	-	-	191

Beneficial conversion feature	-	-	185	-	-	-	185

Foreign currency translation loss	-	-	-	-	-	(32)	(32)

Unrealized loss on investments	-	-	-	-	-	(449)	(449)

Net loss	-	-	-	361	-	-	361

Balance as of December 31, 2006	83,938,452	$84	$4,847	$(2,207)	$-	$(487)	$2,237

See accompanying notes to these consolidated financial statements.

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (DEFICIT)
From inception (October 14, 1999) to December 31, 2010
(In thousands of U.S. Dollars, except share amounts)
 (Continued)

	Common Stock		Additional Paid In	Accumulated Deficit During	Share Subscriptions	Other Comprehensive	Total Stockholders’
	Shares	Amount	Capital	Exploration Stage	Received	(Loss) Income	(Deficit) Equity

Balance at December 31, 2006	83,938,452	$84	$4,847	$(2,207)	$-	$(487)	$2,237

Issuance of common stock for services	600,000	1	607	-	-	-	608

Issuance of common stock for cash	2,217,500	2	885	-	-	-	887

Issuance of common stock for exercise of warrants and receipt of cash	4,443,333	4	2,249	-	-	-	2,253

Stock based compensation	-	-	1,164	-	-	-	1,164

Conversion of convertible debt to stock	2,316,667	2	67	-	-	-	69

Conversion of convertible debt to stock subscription and related settlement expense	-	-	-	-	342	-	342

Stock bonus payable	-	-	-	-	126	-	126

Stock issued for additional ownership interest in Amermin	1,500,000	2	598	-	-	-	600

Foreign currency translation gain	-	-	-	-	-	25	25

Unrealized loss on investments	-	-	-	-	-	(1,147)	(1,147)

Net loss	-	-	-	(2,441)	-	-	(2,441)

Balance as of December 31, 2007	95,015,952	$95	$10,417	$(4,648)	$468	$(1,609)	$4,723

See accompanying notes to these consolidated financial statements.

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (DEFICIT)
From inception (October 14, 1999) to December 31, 2010
(In thousands of U.S. Dollars, except share amounts)
 (Continued)

	Common Stock		Additional Paid In	Accumulated Deficit During	Share Subscriptions	Other Comprehensive	Total Stockholders’
	Shares	Amount	Capital	Exploration Stage	Received	(Loss) Income	(Deficit) Equity

Balance at December 31, 2007	95,015,952	$95	$10,417	$(4,648)	$468	$(1,609)	$4,723

Issuance of common stock for services	175,000	-	67	-	-	-	67

Shares subscriptions delivered	1,150,000	1	467	-	(468)	-	-

Conversion of convertible debt to stock	5,654,167	6	184	-	-	-	190

Foreign currency translation gain	-	-	-	-	-	(637)	(637)

Unrealized loss on investments	-	-	-	-	-	978	978

Net income	-	-	-	5,795	-	-	5,795

Balance as of December 31, 2008	101,995,119	102	11,135	1,147	-	(1,268)	11,116

Issuance of common stock for services	800,000	1	1,040	-	-	-	1,041

Foreign currency translation gain	-	-	-	-	-	214	214

Unrealized loss on investments	-	-	-	-	-	618	618

Net loss	-	-	-	(4,440)	-	-	(4,440)

Balance as of December 31, 2009	102,795,119	$103	$12,175	$(3,293)	$-	$(436)	$8,549

See accompanying notes to these consolidated financial statements.

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (DEFICIT)
From inception (October 14, 1999) to December 31, 2010
(In thousands of U.S. Dollars, except share amounts)
 (Continued)

	Common Stock		Additional Paid In	Accumulated Deficit During	Share Subscriptions	Other Comprehensive	Total Stockholders’
	Shares	Amount	Capital	Exploration Stage	Received	(Loss) Income	(Deficit) Equity

Balance as of December 31, 2009	102,795,119	$103	$12,175	$(3,293)	$-	$(436)	$8,549

Foreign currency translation	-	-	-	-	-	(78)	(78)

Net loss	-	-	-	(13,767)	-	-	(13,767)

Balance as of December 31, 2010	102,795,119	$103	$12,175	$(17,060)	$-	$(514)	$(5,296)

See accompanying notes to these consolidated financial statements

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
 (In thousands of U.S. Dollars)

	For the Year Ended		From inception
	December 31,		(October 14, 1999)
	2010	2009	to Dec. 31, 2010
Cash flows from operating activities:
Net loss	$(13,767)	$(4,440)	$(17,060)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	250	40	668
Allowance for doubtful accounts	2,268	131	2,638
Allowance for mining deposits deemed uncollectible	-	-	29
Common stock issued for services and other expenses	-	1,040	2,599
Stock based compensation and stock bonuses	-	-	126
Gain on deconsolidation of joint venture	-	-	(8,661)
Non-cash expense due to deconsolidation of joint venture	-	-	216
Gain on sale of joint venture interest	-	-	(2,862)
Gain on dissolution of joint venture	-	(250)	(8,688)
Loss on extinguishment of debt, net	-	1,097	746
Loss on disposed and discontinued operations	-	-	1,001
Deferred tax asset, net	(1,183)	(2,125)	(2,931)
Non-controlling interest in net loss of consolidated subsidiaries	(5,670)	(447)	(7,164)
Amortization of beneficial conversion	289	-	650
Loss on the disposal of assets	-	-	218
Realized loss on marketable securities	-	2,266	4,604
Common stock of subsidiary issued and option valuation for services	6,642	-	7,616
Subsidiaries’ stock based compensation and stock bonuses	4,746	-	6,040
Exploration expenses paid with stock of subsidiaries	1,224	-	1,224
Lawsuit settlement payable in stock	-	-	315
Cancellation of common stock for settlement (Tara Minerals)	-	-	(750)
Assets acquired from La Escuadra	-	-	(330)
Gain on acquisition of mining concession	-	-	(100)
Gain on sale of net cash flow interest	-	(197)	(197)
Accrued interest converted to subsidiary’s common stock	29	-	29
Loss on conversion of debt to subsidiary’s common stock	783	-	783

Changes in operating assets and liabilities:
Other receivables	(1,085)	(469)	(2,022)
Other assets	(139)	12	(934)
Accounts payable and accrued expenses	2,504	(96)	4,057
Deferred joint venture income	-	-	(33)
Net cash used in operating activities	(3,109)	(3,438)	(18,173)

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
 (In thousands of U.S. Dollars)
 (Continued)

	For the Year Ended		From inception
	December 31,		(October 14, 1999)
	2010	2009	to Dec. 31, 2010
Cash flows from investing activities:
Proceeds from sales of oil & gas properties	-	-	6
Acquisition of property, plant and equipment	(268)	(109)	(665)
Payments toward construction in progress	-	(1,498)	(2,163)
Purchase of land and office building	-	-	(415)
Proceeds from the sale of marketable securities	-	4,547	6,278
Proceeds from the sale of assets	-	-	384
Purchase of mining concession	(25)	(643)	189
Proceeds from note receivable payments	-	-	(7)
Proceeds from disposal of assets	-	-	347
Loans to unrelated third parties	-	-	(380)
Cash included in business acquisition	-	2	2
Business acquisition goodwill	-	(4)	(4)
Cash in discontinued operations	-	-	(3)
Net cash (used) / provided by in investing activities	(293)	2,295	3,569

Cash flows from financing activities:
Proceeds from short term debt	-	-	72
Proceeds from notes payable, related party	150	-	150
Proceeds from notes payable	480	-	480
Payments toward short term debt	-	-	(22)
Payments toward notes payable	(761)	(586)	(10,778)
Change in due to/from related parties, net	(19)	(370)	378
Non-controlling interest – cash from sale of common stock of subsidiaries	2,372	2,668	8,961
Payments from joint venture partners	-	-	9,920
Stock offering costs	-	-	(13)
Cash acquired in reverse acquisition	-	-	4
Cash from the sale of common stock	-	-	5,753
Net cash provided by financing activities	2,222	1,712	14,906

Effect of exchange rate changes on cash	(78)	618	(110)

Net (decrease) increase	(1,258)	1,187	193
Cash, beginning of period	1,451	264	-
Cash, end of period	$193	$1,451	$193

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
 (In thousands of U.S. Dollars, except per share amount)
 (Continued)

	For the Year Ended December 31,		From inception (October 14, 1999) to December 31,
	2010	2009	2010

Supplemental Information:
Interest paid	$25	$93	$838
Income taxes paid	$-	$-	$10

Non-cash Investing and Financing Transactions:
Conversion of debt to common stock or payable, plus accrued interest	$559	$-	$1,341
Share receivable for debt	$-	$-	$27
Issuance of common stock for assets	$-	$-	$304
Issuance of common stock under receivable for services share	$-	$-	$35
Purchase of or (reduction) in purchase of concession notes payable, stock and warrants plus capitalize interest	$(3,324)	$4,212	$19,497
Beneficial conversion feature, convertible debt	$-	$-	$32
Beneficial conversion feature, convertible related party debt	$-	$-	$359
Recoverable value-added taxes incurred through additional debt and due to related party, net of mining concession modification	$1,470	$14	$1,408
Purchase of La Escuadra with debt	$-	$-	$1,370
Receipt of stock for Joint Venture Payments and Fee Income	$-	$-	$2,301
Acquisition of property and equipment through debt	$247	$-	$414
Unrealized (gain)/loss in investments, available for sale	$-	$8,523	$10,648
Accrued and capitalized interest	$88	$112	$369
Subsidiary common stock payable for debt – Non-controlling interest	$783	$-	$783
Receivable reclassified to mining deposit	$28	$-	$28

See accompanying notes to these consolidated financial statements.

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES
(An Exploration Stage Company)
NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

Note 1.              Basis of Presentation and Organization and Significant Accounting Policies

Basis of Presentation and Organization

Tara Gold Resources, Corp. (the “Company”) was incorporated on October 14, 1999 under the laws of the State of Nevada as Westnet Communication Group. By special resolution of the shareholders, the Company changed its name to Tara Gold Resources, Corp. on February 9, 2005.

The Company is engaged in the acquisition, exploration and development of mineral resource properties in the United States of America and Mexico. In May 2006, the Company acquired 96.9% of the common stock of Corporacion Amermin, S.A. de C.V. (“Amermin”).  In October 2007, the Company acquired the remaining 3% of the common stock of Corporacion Amermin, S.A. de C.V. for 1,500,000 shares of the Company’s common stock valued at $600,000. In May 2006, the Company established Tara Minerals Corp. (‘Tara Minerals”),which owns 99.9% of the common stock of American Metal Mining, S.A. de C.V. (“AMM”), which was established in December 2006 and operates in México. The Company, through Tara Minerals, also owns 87% of the common stock of Adit Resources Corp., which in turns owns 99.9% of American Copper Mining, S.A. de C.V. (“ACM”), which was established in December 2006 and operates in México.  Adit Resources Corp. (“Adit”) was organized in June 2009 and ACM was purchased in June 2009. As of December 31, 2010 and 2009 the Company owned 70% and 80%, respectively, of the outstanding shares of Tara Minerals.

Tara Minerals is a separate publicly traded company under the symbol TARM.

The Company currently has limited operations and, in accordance with the Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) Development Stage Entities Topic, is considered an Exploration Stage Company.

The consolidated financial statements include the financial statements of the Company and its two subsidiaries. All amounts are in U.S. dollars unless otherwise indicated. All significant inter-company balances and transactions have been eliminated in consolidation.

The consolidated financial statements include the accounts of the Company, its subsidiaries and variable interest entities (“VIE”) over which control is achieved through means other than voting rights and we are considered the primary beneficiary.  The primary beneficiary of the VIE consolidates the entity if control is achieved through means other than voting rights such as certain capital structures and contractual relationships.  All significant intercompany transactions and accounts have been eliminated in consolidation.  The consolidated financial statements of the Company have been prepared on the accrual basis of accounting and are in conformity with accounting principles generally accepted in the United States of America and prevailing industry practice. At December 31, 2010 and 2009 the Company has no joint ventures or VIEs.

Amermin, AMM and ACM are Mexican corporations.  The reporting currency of the Company, Tara Minerals and Adit is the U.S. dollar. The functional currency of Amermin, AMM and ACM is the Mexican Peso. As a result, the financial statements of the subsidiaries have been re-measured from Mexican pesos into U.S. dollars using (i) current exchange rates for monetary asset and liability accounts, (ii) historical exchange rates for nonmonetary asset and liability accounts, (iii) historical exchange rates for revenues and expenses associated with nonmonetary assets and liabilities and (iv) the weighted average exchange rate of the reporting period for all other revenues and expenses. In addition, foreign currency transaction gains and losses resulting from U.S. dollar denominated transactions are eliminated. The resulting re-measurement gain or loss is recorded as other comprehensive income (loss).

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES
(An Exploration Stage Company)
NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

Current and historical exchange rates are not indicative of what future exchange rates will be and should not be construed as such.

Relevant exchange rates used in the preparation of the financial statements for Amermin, AMM and ACM are as follows for the years ended December 31, 2010 and 2009 respectively (Mexican peso per one U.S. dollar).

2010

Current exchange rate at December 31, 2010	Ps. 12.3817
Weighted average exchange rate for the year ended December 31, 2010	Ps. 12.6366

2009

Current exchange rate at December 31, 2009	Ps. 13.0437
Weighted average exchange rate for the year ended December 31, 2009	Ps. 13.5146

Other comprehensive (loss) income for the years ended December 31, 2010 and December 31, 2009 are approximately ($78,000) and $214,000, respectively, and is primarily the result of foreign currency exchange differences and unrealized gains/loss on marketable securities. Inception to date other comprehensive loss is approximately $513,665.

The Company’s significant accounting policies are:

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash, Cash Equivalents and Securities

For the Statements of Cash Flows, all highly liquid investments with maturity of three months or less are considered to be cash equivalents. There were no cash equivalents as of December 31, 2010 or December 31, 2009.

Investments with stated maturities of greater than three months and traded on an active markets that are accessible at the measurement date are classified as available-for-sale marketable securities.  In accordance with the Comprehensive Income topic of the FASB ASC, we account for unrealized gain (loss) as a component of other comprehensive income. An unrealized gain of $617,772 was recorded in other comprehensive income for the year ended December 31, 2009.

Investments that are not traded on an active market, have little or no market activity or unobservable inputs are analyzed for classification as available-for-sale or held to maturity securities and are reported at cost in accordance with the Investments Topic of the FASB ASC.  Current or long term balance sheet classification is dependent on management’s intention of liquidating the related security.

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES
(An Exploration Stage Company)
NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

Recoverable Value-Added Taxes (IVA) and Allowance for Doubtful Accounts

Impuesto al Valor Agregado taxes (IVA) are recoverable value-added taxes charged by the Mexican government on goods sold and services rendered at a rate of 16%.  Under certain circumstances, these taxes are recoverable by filing a tax return. Amounts paid for IVA are tracked and held as receivables until the funds are remitted.

Effective January 1, 2010 the Mexican government increased Impuesto al Valor Agregado taxes (IVA) from 15% to 16% and Impuesto Sobre la Renta (ISR) from 28% to 30%. These financial statements reflect these increases.

Each period receivables are reviewed for collectability.  When a receivable is determined to not be collectable we allow for the receivable until we are either assured of collection or assured that a write off is necessary.  We have allowed $2,009,548 and $374,116 as of December 31, 2010 and 2009, respectively, in association with our receivable from IVA from our Mexico subsidiaries as we have determined that the Mexican government may not allow the complete refund of these taxes.

Property and Equipment and Mining Concessions

Mining concessions and acquisitions relating to mineral properties are deferred until the properties are brought into production, at which time they will be amortized on the unit of production method based on estimated recoverable reserves. If it is determined that the deferred costs related to a property are not recoverable over its productive life, those costs will be written down to fair value as a charge to operations in the period in which the determination is made. The amounts at which mineral properties and the related deferred costs are recorded do not necessarily reflect present or future values.  Exploration and development costs are expensed as incurred until properties are brought into production.

The recoverability of the book value of each property is assessed annually for indicators of impairment such as adverse changes to any of the following:

• estimated recoverable ounces of copper, lead, zinc, silver or other precious minerals
• estimated future commodity prices
• estimated expected future operating costs, capital expenditures and reclamation expenditures

A write-down to fair value is recorded when the expected future cash flow is less than the net book value of the property or when events or changes in the property indicate that carrying amounts are not recoverable. This analysis is completed as needed, and at least annually. As of the date of this filing no events have occurred that would require the write-down of any assets. In addition, the carrying amounts of the group’s assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If such indication of impairment exists, the asset’s recoverable amount will be reduced to its estimated fair value. As of December 31, 2010 and 2009, respectively, no indications of impairment existed.

Certain mining plant and equipment included in mine development and infrastructure is depreciated on a straight-line basis over their estimated useful lives from 3 – 10 years. Other non-mining assets are recorded at cost and depreciated on a straight-line basis over their estimated useful lives from 3 – 10 years.

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES
(An Exploration Stage Company)
NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS
Reclassifications

Certain reclassifications, which have no effect on net (loss) income, have been made in the prior period financial statements to conform to the current presentation.

Revenue recognition

Revenue from the sale of concentrate and industrial metals will be recognized when ownership passes to the purchaser at which time the following conditions are met:

i)          persuasive evidence that an agreement exists;
ii)         the risks and rewards of ownership pass to the purchaser including delivery of the product;
iii)        the selling price is fixed and determinable; or,
iv)        collectivity is reasonably assured.

Reclamation and remediation costs (asset retirement obligations)

Reclamation costs are allocated to expense over the life of the related assets and are periodically adjusted to reflect changes in the estimated present value resulting from the passage of time and revisions to the estimates of either the timing or amount of the reclamation and abandonment costs.

Future remediation costs for reprocessing plant and buildings are accrued based on management’s best estimate at the end of each period of the undiscounted costs expected to be incurred at a site. Such cost estimates include, where applicable, ongoing remediation, maintenance and monitoring costs. Changes in estimates are reflected in earnings in the period an estimate is revised. There were no reclamation and remediation costs accrued as of December 31, 2010 or December 31, 2009.

Exploration expenses

Exploration costs not directly associated with proven reserves on our mining concessions are charged to operations as incurred.

Purchase of Technical Data

Technical data, including engineering reports, maps, assessment reports, exploration samples certificates, surveys, environmental studies and other miscellaneous information, may be purchased for our mining concessions.  When purchased for concessions without proven reserves the cost is considered research and development pertaining to a developing mine and in accordance with the Research and Development (R&D) Topic of the FASB ASC is expensed when incurred.

Income taxes

Income taxes are provided for using the liability method of accounting in accordance with the Income Taxes Topic FASB ASC. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The computation of limitations relating to the amount of such tax assets, and the determination of appropriate valuation allowances relating to the realization of such assets, are inherently complex and require the exercise of judgment. As additional information becomes available, we continually assess the carrying value of our net deferred tax assets.

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES
(An Exploration Stage Company)
NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

Stock Based Compensation

Stock based compensation is accounted for using the Equity-Based Payments to Non-Employee’s Topic of the FASB ASC, which establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. We determine the value of stock issued at the date of grant. We also determine at the date of grant the value of stock at fair market value or the value of services rendered (based on contract or otherwise) whichever is more readily determinable.

Shares issued to employees are expensed upon issuance.

Stock based compensation for employees is accounted for using the Stock Based Compensation Topic of the FASB ASC.  We use the fair value method for equity instruments granted to employees and will use the Black-Scholes model for measuring the fair value of options, if issued. The stock based fair value compensation is determined as of the date of the grant or the date at which the performance of the services is completed (measurement date) and is recognized over the vesting periods.

Net Loss per Common Share

Earnings per share is calculated in accordance with the Earnings per Share Topic of the FASB ASC. The weighted-average number of common shares outstanding during each period is used to compute basic earnings (loss) per share. Diluted earnings per share is computed using the weighted average number of shares plus dilutive potential common shares outstanding. Potentially dilutive common shares consist of employee stock options, warrants, and other convertible securities, and are excluded from the diluted earnings per share computation in periods where the Company has incurred net loss. During the years ended December 31, 2010 and 2009, respectively, the Company incurred a net loss, resulting in no potentially dilutive common shares.

Fair Value Accounting

As required by the Fair Value Measurements and Disclosures Topic of the FASB ASC, fair value is measured based on a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The three levels of the fair value hierarchy are described below:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES
(An Exploration Stage Company)
NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

Level 3	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

Recently adopted and recently issued accounting guidance

Adopted

In June 2009, the Financial Accounting Standards Board ("FASB") issued authoritative guidance for "Accounting for Transfers of Financial Assets," which eliminates the concept of a "qualifying special-purpose entity," changes the requirements for derecognizing financial assets, and requires additional disclosures in order to enhance information reported to users of financial statements by providing greater transparency about transfers of financial assets, including securitization transactions, and an entity's continuing involvement in and exposure to the risks related to transferred financial assets. This guidance is effective for fiscal years beginning after November 15, 2009. The Company adopted this guidance for the period ended March 31, 2010. It does not have a material impact on the consolidated financial statements.

In June 2009, the FASB issued authoritative guidance amending existing guidance. The amendments include: (1) the elimination of the exemption for qualifying special purpose entities, (2) a new approach for determining who should consolidate a variable-interest entity, and (3) changes to when it is necessary to reassess who should consolidate a variable-interest entity. This guidance is effective for the first annual reporting period beginning after November 15, 2009 and for interim periods within that first annual reporting period. The Company adopted this guidance for the period ended March 31, 2010. It does not have a material impact on the consolidated financial statements.

In January 2010, the FASB issued guidance to amend the disclosure requirements related to recurring and nonrecurring fair value measurements. The guidance requires new disclosures on the transfers of assets and liabilities between Level 1 (quoted prices in active market for identical assets or liabilities) and Level 2 (significant other observable inputs) of the fair value measurement hierarchy, including the reasons and the timing of the transfers. The guidance became effective for the Company beginning January 1, 2010. The adoption of this guidance did not have a material impact on the Company's consolidated financial statements.

In February 2010, the FASB issued amended guidance on subsequent events to alleviate potential conflicts between FASB guidance and SEC requirements. Under this amended guidance, SEC filers are no longer required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. This guidance was effective immediately and we adopted these new requirements for the period ended March 31, 2010. The adoption of this guidance did not have a material impact on our financial statements.

Issued

In October 2009, the FASB issued changes to revenue recognition for multiple-deliverable arrangements. These changes require separation of consideration received in such arrangements by establishing a selling price hierarchy (not the same as fair value) for determining the selling price of a deliverable, which will be based on available information in the following order: vendor-specific objective evidence, third-party evidence, or estimated selling price; eliminate the residual method of allocation and require that the consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method, which allocates any discount in the arrangement to each deliverable on the basis of each deliverable's selling price; require that a vendor determine its best estimate of selling price in a manner that is consistent with that used to determine the price to sell the deliverable on a standalone basis; and expand the disclosures related to multiple-deliverable revenue arrangements. These changes become effective on January 1, 2011. The Company has determined that the adoption of these changes will not have an impact on the consolidated financial statements, as the Company does not currently have any such arrangements with its customers.

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES
(An Exploration Stage Company)
NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

In January 2010, the FASB issued guidance to amend the disclosure requirements related to recurring and nonrecurring fair value measurements. The guidance requires a roll forward of activities on purchases, sales, issuance, and settlements of the assets and liabilities measured using significant unobservable inputs (Level 3 fair value measurements). The guidance will become effective for the Company with the reporting period beginning July 1, 2011. The adoption of this guidance will not have a material impact on the Company's consolidated financial statements.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the AICPA, and the SEC did not, or are not believed by management to, have a material impact on the Company's present or future consolidated financial statements.

Note 2.	Property, plant, equipment, mine development and land

	December 30, 2010	December 31, 2009

Land	$19,590	$19,590

La Currita (2)	1,253,439	1,253,439
Las Minitas	2,351,027	2,292,428
Pilar (1)	728,313	728,313
Don Roman (1)	521,739	521,739
Las Nuvias (1)	100,000	100,000
Picacho and Picacho Fractions	1,456,718	4,771,050
Centenario (1)	1,946,545	1,905,472
Las Brisas (2)	3,134	3,134
Mezquite and Mariana	168,480	166,599
Auriferos (2)	100,000	100,000
Pirita	246,455	245,270
	8,875,850	12,087,444
Property, plant and equipment	3,823,812	1,144,834
Construction in progress	-	2,163,485
Less – accumulated depreciation	(361,086)	(111,280)
	$12,358,166	$15,304,073
(1)   Collectively, the Don Roman Groupings.
(2)   Tara Gold maintains ownership of these properties without change to valuation or other terms.

Depreciation expense for the years ended December 31, 2010 and 2009 was $249,805 and $40,385 respectively.

a.	In March 2006, the Company acquired the rights to 23 concessions, known as “Las Minitas”. The effective purchase price of the properties is $2,427,403, plus $340,000 in value-added tax.

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES
(An Exploration Stage Company)
NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

As of December 31, 2010, the resulting debt payment schedule, including applicable value added tax, is as follow:

2011	$22,500
2012	1,953,624
$1,976,124

In accordance with the Interest Expense topic of FASB ASC, the future payments of the total payment amount of $2,150,000 has been discounted using the incremental borrowing rate of 3.56%. As of December 31, 2010, the present value of future payments on the Las Minitas contract is as follows:

	Debt	IVA	Total
Future payments	$1,750,000	$302,500	$2,052,500
Imputed interest	(76,376)	-	(76,376)
Present value of debt	1,673,624	302,500	1,976,124
Less: current portion	-	(22,500)	(22,500)
	$1,673,624	$280,000	$1,953,624

In addition to the $2,150,000 above, the Company capitalized $173,913 in payments made toward the original agreement.  Pursuant to the agreement signed in April 2007 this payment could not be applicable to the purchase price.  Accordingly, the effective purchase price of the properties is $2,646,413.

No payments were made after February 2008 and as of April 15, 2011, the Company was actively working with the note holder which may include the termination of this agreement and return of the property.

b.
In January 2007, the Company acquired the rights to the six concessions, known as “Picacho”. Due to economic circumstances relating to the current recession, the Company failed to make a payment due in November 2008 and the concession was returned to the third party note holder on June 16, 2009.

In July 2009 Tara Minerals agreed to acquire the Picacho claims from a third party, which then included the Dos Amigos and Unification Rey de Oro concessions, for $4,800,000, plus value-added tax of $720,000.  Tara Minerals paid $575,000 of the purchase price in June 2009.  The $575,000 paid in June 2009 was borrowed from the Company by Tara Minerals.

In July 2009 Tara Minerals transferred the Picacho prospect to Adit.  In connection with the transfer of the prospect, Adit issued Tara Gold a promissory note in the principal amount of $650,000 to compensate Tara Gold for its down payment toward the purchase price of the property and to reimburse Tara Gold for other amounts advanced on behalf of Adit.  The note is unsecured, bears interest at 3.25% per year, and is due and payable on June 30, 2011.  Adit has since repaid $600,000 towards this note.

In March 2010, Adit and the note holder agreed to reduce the purchase of the Picacho concession to $1,250,000. Under the revised agreement, Adit paid the vendor $500,000 in cash (plus applicable taxes) as final consideration for the mining concession. These changes resulted in the following: 1) decrease debt by $3,324,485; and 2) decrease recoverable value-added taxes by $527,500. At March 31, 2010 the amended purchase price was paid in full.

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES
(An Exploration Stage Company)
NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

In March 2010, Adit purchased technical data pertaining to the Picacho Prospect from the prospect’s former owner in consideration for the issuance to the former owner of 437,500 shares of the Company’s common stock and 320,000 shares of Adit’s common stock. The technical data includes engineering reports, maps, assessment reports, exploration samples certificates, surveys, environmental studies and other miscellaneous information pertaining to the Picacho Prospect. As of March 31, 2010 the Picacho Prospect did not have any proven reserves.  As such, the information purchased was considered research and development pertaining to a developing mine and in accordance with the ASC Research and Development (R&D) Topic - R&D is expensed when incurred. The parties agreed that the value of the stock for the technical data was $2.25 per share for Adit stock and $4.00 per share for the Company’s common stock.  The Company has accounted for the shares at their fair market value as follows:  320,000 shares of Adit’s common stock were valued at $0.75 per share, and 437,500 shares of the Company’s common stock were valued at $2.25.  All fair market values were determined based on contemporaneous stock issuances for cash or if the stock was quoted on an exchange, it’s closing stock price. All stock was issued April 2010.

c.
In November 2008, AMM executed an agreement to acquire eight mining concessions known as “Centenario” from an independent third party. The properties approximate 5,400 hectares and were purchased for a total of $1,894,050, including $247,050 in value added taxes.

In June 2009, AMM and the note holder modified the agreement to 1) revalue the entire Centenario concession to $2,000,000, 2) apply $127,000 toward the purchase price which we had already paid and recorded as a mining deposit, and 3) apply $197,956 toward the updated value of the concession which was originally paid by another subsidiary of Tara Gold Resources Corp.  These changes resulted in the following 1) additional debt of $28,044 plus related value added tax for these concessions, 2) the reduction of our mining deposit of $127,000, 3) the expense of $6,000 that AMM also paid but which was not included in the revaluation of the concession and 4) and increase in our due to related party of $197,956 plus related value added tax.  Our effective amount financed in relation to this concession $1,675,044 plus $251,257 of value added tax.

As of December 31, 2010, the resulting debt payment schedule, including applicable value added tax, is as follow:

2011	$548,091
2012	981,192
$1,529,283

In accordance with the Interest Expense topic of FASB ASC, the future payments of the total payment amount of $1,675,044 has been discounted using the incremental borrowing rate of 2.97%. As of December 31, 2010, the present value of future payments on the Centenario contract is as follows:

	Debt	IVA	Total
Future payments	$1,364,429	$218,309	$1,582,738
Imputed interest	(53,455)	-	(53,455)
Present value of debt	1,310,974	218,309	1,529,283
Less: current portion	(468,091)	(80,000)	(548,091)
	$842,883	$138,309	$981,192

d.
In March 2008, Pershimco Resources transferred the mineral claims and obligations linked to Mariana and Mezquite prospect to Tara Gold. The obligations linked to Mariana and Mezquite are the remaining debt payments of $190,000, which includes value added taxes of $25,907 owed to a third party. The effective purchase price of this property is $171,451 plus value-added taxes.

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES
(An Exploration Stage Company)
NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

The remaining debt payment schedule, including applicable value added tax, is as follow:

2011	$147,030

In accordance with the Interest Expense topic of FASB, the future payments of the total payment amount of $190,000 has been discounted using the incremental borrowing rate of 2.97%. As of December 31, 2010, the present value of future payments on the Mariana and Mezquite contract is as follows:

	Debt	IVA	Total
Future payments	$129,310	$20,690	$150,000
Imputed interest	(2,970)	-	(2,970)
Present value of debt	126,340	20,690	147,030
Less: current portion	(126,340)	(20,690)	(147,030)
	$-	$-	$-

As of April 15, 2011 the Company was actively working with the note holder which may include the termination of this agreement and return of the property.

e.
In June 2009 AMM executed an agreement to acquire three mining concessions known as “Pirita” from an independent third party. The properties approximate 6,700 hectares and were purchased for a total of $50,000 cash, $230,000 financed, including $30,000 in value added taxes.

The resulting debt payment schedule, including applicable value added tax, is as follow:

2011	$170,455

In accordance with the Interest Expense topic of FASB ASC, the future payments of the total payment amount of $200,000 has been discounted using the incremental borrowing rate of 2.76%. As of December 31, 2010, the present value of future payments on the Pirita contract is as follows:

	Debt	IVA	Total
Future payments	$150,000	$24,000	$174,000
Imputed interest	(3,545)	-	(3,545)
Present value of debt	$146,455	$24,000	$170,455

Other Fixed Assets

For the twelve months ended December 31, 2010, Tara Gold and its subsidiaries purchased equipment and other fixed assets in the normal course of business. During the 6 months ended June 30, 2010, Tara Gold finished the construction of the plant at the Don Roman mine.

Note 3.	Mining Deposits

a.	On January 30, 2006, the Company acquired the rights to one concession, known as “La Estrella”. The sales price of the property is $400,000.

The Company has paid approximately $24,000 toward the purchase price but the seller of the property has not complied with their obligations under the purchase agreement and the Company has fully allowed for this amount as of December 31, 2010 and 2009, respectively.  The Company is reviewing the situation with its legal advisors in Mexico.

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES
(An Exploration Stage Company)
NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

b.	In February 2006, the Company acquired the rights to one concession, known as “La Virginia”. The sales price of the property is $600,000.

The Company has paid approximately $5,500 toward the purchase price but the seller of the property has not complied with their obligations under the purchase agreement and the Company has fully allowed for this amount as of December 31, 2010 and 2009, respectively.  The Company is reviewing the situation with its legal advisors in Mexico.

c.
As of December 31, 2009, the Company paid a deposit of $25,000 toward the involvement in the “El Tigre” mining project in Sinaloa, Mexico. As of December 2010, the Company reclassified $28,368 given to a third party as mining deposits because they are in fact mining deposits for future acquisitions.

Note 4.	Income Taxes

As of December 31, 2010, Tara Gold, Tara Minerals and Adit all file separate income tax returns from the Tara Gold consolidated return.

For the year ended December 31, 2009 Tara Minerals and American Metal Mining (“AMM”) were part of the consolidated Tara Gold return and as such, all related deferred tax assets or liabilities were calculated on the consolidated tax return and pushed down to the underlying subsidiaries as needed.  No tax benefit for the year ending December 31, 2009 was reported in connection with the net operating loss carry forwards that related to Tara Minerals and its subsidiary AMM.  The total tax benefit recognized at the Tara Gold consolidated level as of December 31, 2009 was $1,822,300 which was fully used as of December 31, 2010.

Effective for the year ending December 31, 2010, Tara Minerals will begin filing income tax returns in the United States and continue to file Mexican federal jurisdictions.  The U.S. returns for 2010 will be filed after the filing of these financial statements; the Mexico 2010 tax return has been filed. No tax returns for Tara Minerals or AMM are currently under examination by any tax authorities.

As of December 31, 2010, open tax years for Tara Gold are 2008 – 2010, with the U.S. federal return to be filed after the filing of these financial statements.  No returns during this time are currently under examination by any U.S. tax authority.  Tara Gold’s Mexico based subsidiary, Amermin, has filed its 2010 tax return.  Amermin’s 2007 tax return has been audited by the Mexican government, with their corresponding report dated December 21, 2010.  Upon receipt of this report Amermin’s Mexico tax experts vigorously appealed the report.  An appeal to the report was filed March 10, 2011.  Even though the amounts of final tax liability are uncertain the Company has accrued income tax payable related to this of $640,000, which consisted of approximately $349,000 in tax and $291,000 in penalties and interest.

Adit and its subsidiary American Copper Mining (“ACM”) did not have a deferred tax asset or liability for the year ended December 31, 2009 due to the use of valuation allowances to reduce the benefits of a net operating loss to zero.

Adit files income tax returns in the United States and Mexican federal jurisdictions.  The U.S. returns for 2010 will be filed after the filing of these financial statements; the Mexico 2010 tax return has been filed.  Upon tax return filing, the U.S. federal returns are considered open tax years, with 2009 an open tax year.  The returns for 2010 will be filed after the filing of these financial statements.  No tax returns for Adit or ACM are currently under examination by any tax authorities.

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES
(An Exploration Stage Company)
NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

The provision for federal and state income taxes for the year ended December 31, 2010 includes elements of Adit and ACM as one filing entity; and Tara Minerals and AMM as a separate filing entity.

The December 31, 2010 and since inception income tax benefit is as follows:

	Adit and ACM	Tara Minerals and AMM	Tara Gold and Amermin	Total
Current – U.S. Federal	$-	$-	$-	$-
Current – Mexico	-	-	-	-
Deferred – U.S. Federal	(719,319)	(5,142,645)	(524,011)	(6,385,975)
Deferred – Mexico	(129,164)	(926,839)	(2,638,389)	(3,694,392)
Increase in valuation allowance	488,823	3,498,162	3,162,400	7,149,385
Income tax expense (benefit)	$(359,660)	$(2,571,322)	$-	$(2,930,982)

We believe that the deferred tax asset above is realizable, net of the valuation allowance disclosed, due to Adit’s letter of intent with Yamana that grants Yamana an option to acquire up to a 70% interest in Adit’s Picacho gold/silver project.  Additionally, interest from various parties has also been expressed towards El Oro (a concession within the Don Roman Groupings), Tara Gold iron ore, gold, copper prospect. Based on this interest, Tara Gold has been investigating the economic merits surrounding the iron ore market, has found favorable results, and is now working on a number of development strategies relating to iron ore.

A valuation allowance is recorded when it is more likely than not that the deferred tax assets will be realized. The future use of deferred tax assets is dependent on the future taxable profits which arise from taxable temporary timing differences such as:

•      Differences in expensed stock based compensation and stock for investor relation services and corporate officers.
•      The capitalization of foreign mining exploration expenses for federal income tax purposes.
•      Differences in calculating Joint Venture profits (losses).
•      Differences in calculating gain on the dilution of joint ventures.
•      Differences resulting from installment sales.
•      A carry forward of a net operating loss.

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES
(An Exploration Stage Company)
NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

At December 31, 2010 total deferred tax assets and deferred tax liabilities are as follows:

	Adit and ACM	Tara Minerals and AMM	Tara Gold and Amermin	Total
Deferred tax asset – current	$-	$-	$-	$-
Deferred tax asset – non current	848,482	6,069,484	524,011	7,441,977
Total deferred tax asset	848,482	6,069,484	524,011	7,441,977

Deferred tax liability - current	-	-	-	-
Deferred tax liability – non current	-	-	-	-
Total deferred tax liability	-	-	-	-

Valuation allowance	(488,823)	(3,498,162)	(524,011)	(4,510,996)
Net deferred tax asset (liability)	$359,659	$2,571,322	$-	$2,930,982

The 2009 total deferred tax asset was $1,747,700 inclusive of a valuation allowance of $2,923,600.  The amount was fully utilized in 2010 as a result of the Tara Gold United States IRS audit.  The presentation between 2009 and 2010 above is different due to the changes in ownership between parent and subsidiary and the ability to file consolidated tax returns with the entities in each year.

Net operating losses expire as follows:

	Adit and ACM	Tara Minerals and AMM	Tara Gold and Amermin	Total
December 31, 2020	$57,440	$-	$1,307,173	$1,364,613
December 31, 2021	78,507	12,913,910	190,000	13,182,417
Total net operating loss	$135,947	$12,913,910	$1,497,173	$14,547,030

Per Internal Revenue Code Section 382, in the event of a change of ownership, the availability of Adit and the Company’s net operating losses carry forwards may be subject to an annual limitation against taxable income in future periods, which could substantially limit the eventual utilization of this net operating loss carry forwards.  This limitation may not apply pursuant to an ownership change as described in Section 1262 of P.L. 111-5.

Net operating losses generated in Mexico may only be used to offset income generated in Mexico.  ACM has a net operating loss in Mexico of $430,546 with an estimated tax benefit of $129,164 and AMM has a net operating loss in Mexico if $3,089,464 with an estimated tax benefit of $926,839.  Per the Income Tax topic of the FASB ASC, when it is more likely than not that a tax asset cannot be realized through future income the Company must allow for this future tax benefit.  We have fully allowed for the entire deferred tax asset relating to our Mexican subsidiaries at December 31, 2010.

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES
(An Exploration Stage Company)
NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

Reconciliation of the differences between the statuary tax rate and the effective income tax rate is as follows:

	Adit and ACM	Tara Minerals and AMM	Tara Gold and Amermin

Statutory U.S. Federal tax rate	35%	35%	35%
Statutory Mexico tax (benefit) rate	30%	30%	30%
Valuation allowance U.S. Tax (benefit)	-	-	-
Valuation allowance Mexico Tax (benefit)	(30%)	(30%)	(30%)
Effective income tax rate	35%	35%	35%

Note 5.	Related Party Transactions

Due to related parties, net of due from related parties and related allowance for doubtful accounts was $259,407 as of December 31, 2010. Due from related parties consists of $992,664 and allowance for doubtful accounts was $956,716 as of December 31, 2010. Due to related parties, net of due from was $354,247 as of December 31, 2009.

Tara Minerals is a subsidiary of Tara Gold Resources Corp. In January 2007, another subsidiary of Tara Gold Resources Corp., Corporacion Amermin, S.A. de C.V. (“Amermin”), made the arrangements to purchase the Pilar, Don Roman and Las Nuvias properties listed in Note 2 (part of the Don Roman Groupings). These properties were sold to the Tara Minerals as of January 2007. AMM makes payments to Amermin and Amermin made payments related to the original purchase agreements.  At December 31, 2009, Amermin has paid the original note holder in full but AMM has not paid Amermin. At December 31, 2010, due to related parties, included (which is eliminated during the consolidation of these financial statements):

- Pilar mining concession:  $535,659 (inclusive of valued added tax)

As of December 31, 2010 the Company had loaned Tara Minerals $1,804,760 and it is due on demand. This is an intercompany transaction that was eliminated during the consolidation of the Company’s financials.

In July 2009, Adit issued Tara Minerals a promissory note in the principal amount of $650,000 to compensate Tara Minerals for its down payment toward the purchase price of Picacho mentioned in Note 2 (f) above, and to reimburse Tara Minerals for other amounts advanced on behalf of Adit.  The note is unsecured, bears interest at prime rate plus 3.25% per year, and is due and payable on June 30, 2011.  Adit has since repaid $600,000 towards this note.  In March 2010, Adit acquired technical data pertaining to Picacho.  Adit paid for the Company’s shares used in the acquisition by means of a note in the principal amount of $1,750,000.  The note bears interest at 6% per year and is due and payable on March 31, 2012. At any time after July 1, 2010 the Company may convert the outstanding principal, plus accrued interest, into shares of Adit’s common stock.  The Company will receive one share of Adit’s common stock for each $0.75 (as amended December 31, 2010) of principal and interest converted. Both notes are intercompany transactions that eliminate during the consolidation of these financial statements.

During the year ended December 31, 2010 an officer of the Company loaned the Company $50,000. The note bears interest at 10% per year, and was due and payable on December 15, 2010. As further consideration for extending credit to the Company, the officer received a warrant that entitles him to purchase 50,000 shares of the Company’s restricted common stock at a price of $1.20 per share. In December 2010, the Company extended the note holder the ability to convert the note, plus interest, into shares of the Company at $0.50 per share.  Upon conversion any outstanding warrants would be expire.  The officer elected to convert the note and related interest as of December 31, 2010.  Based on the fair value of the shares at December 31, 2010 the Company incurred a loss on debt extinguishment of $74,006.  The related shares were issued in 2011.

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES
(An Exploration Stage Company)
NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

On July 28, 2010 Adit borrowed $100,000 from an officer of Adit. The note bears interest at prime rate plus 3.25% per year, with interest payable quarter and due on December 31, 2010. The note was extended on January 1, 2011 to June 30, 2011 with the same terms.

In June 2009, Tara Minerals borrowed $1,695,000 from Tara Gold.  The loan bore interest at the prime rate plus 3.25%.  On December 31, 2009 Tara Gold converted the amounts loaned to Tara Minerals, plus accrued interest of $55,088, into 8,750,440 shares of Tara Minerals’ common stock.

Note 6.	Note Payable

The following table represents the outstanding balance of notes payable.

	December 30, 2010	December 31, 2009

Mining concessions	$3,822,890	$7,274,400
Notes payable	-	-
Notes payable, related party	100,000	-
Auto loans	119,766	-
Equipment	72,848	-
	4,115,504	7,274,400
Less – current portion	(1,093,531)	(1,106,052)
Total long term notes payable	$3,021,973	$6,168,348

See Note 2 above for notes payable relating to mining concessions.

During the year ended December 31, 2010 various non-related parties loaned the Company a total of $480,000. The notes bear interest at 10% per year, and are due and payable six months after the promissory note date. The Company elected to extend the maturity of the notes by six months. The interest increased to 12% from and after December 15, 2010. As further consideration for extending credit to the Company, each note holder received a warrant that entitles them to purchase 480,000 shares of the Company’s restricted common stock at a price of $1.20 per share. In December 2010, the Company extended the notes to offer the note holders the ability to convert the note, plus interest, into shares of the Company at $0.50 per share.  Upon conversion any outstanding warrants would expire.  All note holders elected to convert their notes and related interest as of December 31, 2010.  Based on the fair value of the shares at December 31, 2010 the Company incurred a loss on debt extinguishment of $709,084.  The related shares were issued in 2011.

On July 28, 2010 Adit borrowed $100,000 from an officer of Adit. The note bears interest at prime rate plus 3.25% per year, with interest payable quarter and due on December 31, 2010. The note was extended on January 1, 2011 to June 30, 2011 with the same terms.

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES
(An Exploration Stage Company)
NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

During the year ended December 31, 2010, AMM financed the purchase of three Ford F-150's, one Ford F-250, one Ford-350 and one Courier Pick-Ups to be used in operations for $128,750. The loan is for 48 months. As of December 31, 2010 the outstanding balance of the loan was $119,766.

On July 21, 2010, AMM financed the purchase of mining equipment for $98,500 plus IVA of $15,760 to be used in operations. As of December 31, 2010 the outstanding balance of the note is $72,848 including IVA.

Note 7.              Stockholder’s Equity

During the year ended December 31, 2000, 4,000,000 shares were issued to founders for cash.

During the year ended December 31, 2001, the Company had the following stock transactions:

•	issued 1,500,000 shares of common stock for 100% of the common stock of Merchantpark.com, Inc.;
•	Issued 2,491,583 shares of common stock for cash, the Company incurred $12,600 in stock offering cost for these issuances;
•	issued 4,645,261 shares of common stock for services;
•	issued 2,000,000 common shares in exchange of 100% of Caged Iron Technologies;
•	459,000 common shares were issued for debt; and
•	issued 3,064,556 common shares for assets.

As of December 31, 2001 the Company had 18, 160,400 shares of common stock issued and outstanding.

During the year ended December 31, 2002, the Company had the following stock transactions:

•	issued 6,000,000 common shares for cash;
•	issued 2,336,500 for services rendered; and
•	issued 5,844,976 common shares to settle company debts and obligations.

As of December 31, 2002 the Company had 32,341,876 shares of common stock issued and outstanding.

During the year ended December 31, 2003, the Company had the following stock transactions:

•	issued 3,754,848 shares of common stock for cash; and
•	issued 9,019,445 common shares to settle company debts and obligations.

As of December 31, 2003 the Company had 45,116,169 shares of common stock issued and outstanding.

During the year ended December 31, 2004, the Company had the following stock transactions:

•	issued 2,807,000 shares of common stock for cash;
•	issued 3,010,000 for services rendered;
•	recorded $148,000 in stock subscriptions for employee compensation expense; and
•	cancelled 1,200,000 shares upon direction of the shareholder.

As of December 31, 2004 the Company had 49,733,169 shares of common stock issued and outstanding.

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES
(An Exploration Stage Company)
NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

During the year ended December 31, 2005, the Company had the following stock transactions:

•	issued 13,506,001 shares of common stock for cash;
•	issued 6,472,984 for services rendered;
•	released $113,500 of stock subscription from the prior year;
•	issued 200,000 shares of common stock as finder’s fees for the La Currita property;
•
issued 300,000 warrants as finder’s fees for the La Currita property, for which $3,727 was charged to additional paid-in capital.  These warrants have a life of 1 year with an exercise price of $0.03; and

•	issued convertible debt which resulted in a beneficial conversion of $206,500 which was charged to additional paid-in capital.

As of December 31, 2005 the Company had 69,912,154 shares of common stock issued and outstanding.

During the year ended December 31, 2006, the Company had the following stock transactions:

•	issued 7,440,433 shares of common stock for cash;
•	issued 2,251,250 shares for services rendered;
•	released 634,615 shares or $42,000 of stock subscription from the prior and current year; and
•	issued 3,700,000 shares common stock for $191,000 of debt and interest.

As of December 31, 2006, the Company had 83,938,452 shares of common stock issued and outstanding.

During the year ended December 31, 2007, the Company had the following stock transactions in 2007:

•	issued 6,660,833 shares of common stock for $3,139,500 cash;
•	issued 600,000 shares for services rendered worth $608,000;
•	issued 2,316,667 shares of common stock for $69,500 of debt; and,
•	issued 1,500,000 shares valued at $600,000 for the remaining 3% of Corporacion Amermin, S.A. de C.V., Note 9.

As of December 31, 2007, the Company had 95,015,952 shares of common stock issued and outstanding.

During the year ended December 31, 2008, the Company had the following stock transactions:

•	issued 5,654,167 shares of common stock for $190,000 of debt;
•	issued 175,000 shares for services rendered worth $67,004;
•	issued 300,000 shares of common stock for stock bonuses worth $126,000; and,
•	issued 850,000 shares of common stock for settlement expenses $315,000 and payment of note payable $27,200.

As of December 31, 2008, the Company had 101,995,119 shares of common stock issued and outstanding.

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES
(An Exploration Stage Company)
NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

During the year ended December 31, 2009, the Company had the following stock transactions:

•	issued 800,000 shares for services rendered worth $1,041,000

As of December 31, 2009, the Company had 102,795,119 shares of common stock issued and outstanding.

During the year ended December 31, 2010, the Company did not have any stock transactions.

As of December 31, 2010, the Company had 102,795,119 shares of common stock issued and outstanding.

Note 8.              Non-controlling interest

As of December 31, 2009 Tara Minerals received $2,998,500 from the sale of 7,371,000 shares of its’ common stock under two different private placements to independent third parties, issued 1,200,000 shares for equipment  valued at $600,000 and sold $1,375,501 for 2,325,834 shares of common stock with warrants attached.  In May 2009, Tara Gold (“TG”) exchanged 2,147,750 TM’s shares for (the fair market value was $0.54 per share or $1,159,785 on May 29, 2009) for 1,500,000 Paramount Gold and Silver Corp. (“Paramount”) shares for $0.72 per share or $1,080,000.   At December 31, 2009 these shares represented 19.9% of the total common shares outstanding or subscribed for.

In October 2009, the Company’s subsidiary, Adit initiated a private placement of Adit’s common stock for $0.75 per share up to $1,500,000.  As of December 31, 2009 Adit had received $1,499,451 from the sale of 1,999,268 shares of Adit common stock in this private placement.

During the year ended December 31, 2010 Tara Minerals issued the following to third parties resulting in an increase in non-controlling interest of the Company:

•	3,440,657 shares for cash valued at $2,111,543;
•	2,222,039 shares issued for services valued at $4,397,209;
•	100,000 shares for officer bonuses valued at $157,000; and,
•	437,500 shares valued at $984,375 for exploration expenses, Technical Data relating to Picacho.

Tara Minerals stock payable at December 31, 2010 was $1,129,696 for 1,118,700 shares, net of stock receivable of $112,744.

During the year ended December 31, 2010 Adit issued the following to third parties resulting in an increase in non-controlling interest of the Company:

•	347,309 shares for cash $260,482;
•	111,182 shares which where subscribed in a prior period; and,
•	320,000 shares valued at $240,000 for exploration expenses, Technical Data relating to Picacho.

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES
(An Exploration Stage Company)
NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

Adit’s stock payable at December 31, 2010 was $488,500 for 650,000 shares.

	Non-controlling interest at December 31, 2010	Non-controlling interest at December 31, 2009
Tara Minerals:
January 2007 private placement	$2,540,500	$2,540,500
Equipment	600,000	600,000
Shares issued with warrants and exercised warrants	2,306,181	1,375,500
Shares issued for services and bonuses	3,898,625	353,976
March 2009 private placement	458,000	458,000
March 2010 private placement	1,393,606	-
Shares acquired by the Company from a third party	(1,073,875)	(1,073,875)
Cumulative statement of operations pickup through December 31, 2009	(1,189,195)	(1,189,195)
Statement of operations pickup 2010	(5, 269,250)	-
Exploration expenses paid	984,375	-
Warrants and options to third parties (see footnote 9)	7,782,667	-
Share subscriptions, net	1,129,696	-
Adit:
July 2009 private placement	1,499,500	1,239,018
Finder’s fees	95,215	11,879
Share subscriptions	-	357,272
Statement of operations pickup 2010	(400,368)	-
Exploration expenses paid with stock	240,000	-
Stock bonuses and options to officers (see footnote 9)	622,475	-
ACM:
Non-controlling interest	4	-
Total non-controlling interest	$15,618,160	$4,673,075

Note 9.              Options and Warrants

On February 1, 2007, the Company adopted the following stock option plans:

•	Incentive Stock Option Plan
•	Nonqualified Stock Option Plan
•	Stock Bonus Plan

In July 2008, the Company filed a registration statement on Form S-8 to register the shares issuable upon the exercise of Incentive Stock and Nonqualified Stock Option as well as any shares that may be issued pursuant to the Stock Bonus Plan.

In February 2007, the Company granted two of its officer’s options under its Nonqualified Stock Option Plan for the purchase of 1,000,000 shares of common stock. The options have an exercise price of $0.05 and were originally scheduled to expire on February 1, 2010.  In January 2010, the expiration date of these options was extended to February 2012.  In the first quarter of 2010, the Company recognized an additional $889,031 in stock compensation associated with the extension of the expiration date.

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES
(An Exploration Stage Company)
NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

In January 2010, the Company granted two of its officer’s options under its Incentive Stock Option Plan for the purchase of 750,000 shares of common stock. The options are exercisable at a price of $1.57 per share and vest at various dates until January 2017. The options expire at various dates beginning January 2015.  Vested options were valued at $182,735.

In January 2010, the Company granted options to three of the Company’s officers under its Nonqualified Stock Option Plan. The options allow for the purchase of 1,250,000 shares of common stock at an exercise price of $0.05 per share.  These options vested immediately, expire in January 2015 and were valued at $2,334,201.

In 2010, the Company granted options for the purchase of 1,000,000 shares of common stock to an unrelated third party for investor relations services. The options have an exercise price of $2.15 a share and vested during 2010. For financial reporting purposes, the options were valued at $2,684,028. During the second quarter of 2010, the number of options granted was reduced to 500,000 with no incremental compensation cost.

In September 2010, the Company granted options for 200,000 shares of common stock to an unrelated third party for investor relations services. The options have an exercise price of $1.00 per share, vest between September 2010 and March 2011 and expire two years from the date of vesting. For financial reporting purposes, the options were valued at $145,412.

Warrants issued in relation to investor relations agreements vest at various rates that began the second quarter of 2010.

During 2010, the Company issued warrants in relation to debt, these warrants were cancelled when the note holders elected to convert the debt to shares (see Notes 5 and 6).

On October 28, 2009, Adit, the Company’s subsidiary, adopted the following stock option plans:

•	Incentive Stock Option Plan
•	Nonqualified Stock Option Plan
•	Stock Bonus Plan

In October 2009, Adit granted four of its officer’s options under its Nonqualified Stock Option Plan for the purchase of 1,000,000 shares of common stock. The options have an exercise price of $0.05 per share, the options will best at a rate of 20% per year, the first set of options vested on October 28, 2010, and are scheduled to expire on November 15, 2015.

In October 2009, Adit granted four of its officer’s bonus shares under its Stock Bonus Plan for 475,000 shares, 50% of the shares vested on October 28, 2010 and the remaining 50% will vest on October 28, 2011.

The fair value of each option/warrant award discussed above is estimated on the date of grant using the Black-Scholes option valuation model that uses the assumptions noted in the following table. Expected volatilities are based on volatilities from the Company’s traded common stock. The expected term of options granted is estimated at half of the contractual term as noted in the individual option/warrant agreements and represents the period of time that management anticipates option/warrants granted are expected to be outstanding.  The risk-free rate for the periods within the contractual life of the option is based on the U.S. Treasury bond rate in effect at the time of grant for bonds with maturity dates at the estimated term of the options.

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES
(An Exploration Stage Company)
NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

2010

Expected volatility	208.37% - 319.79%
Weighted-average volatility	159.17%
Expected dividends	0
Expected term (in years)	0.75 – 4.50
Risk-free rate	0.30% - 2.37%

A summary of option activity under the Plan as of December 31, 2010, 2009, and changes during the period then ended is presented below:

Options	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value

Outstanding at December 31, 2009	1,000,000	$0.05
Granted	4,650,000	0.87
Exercised	(20,000)	1.00
Forfeited or expired	(1,000,000)	0.05
Outstanding at December 31, 2010	4,630,000	$0.49	4.0	$3,111,000
Exercisable at December 31, 2010	3,155,000	$0.93	4.0	$3,053,500

Nonvested Options	Options	Weighted -Average Grant-Date Fair Value

Nonvested at December 31, 2009	-	$-
Granted	4,650,000	1.37
Vested	(3,175,000)	1.26
Forfeited	-	-
Nonvested at December 31, 2010	1,475,000	$1.37

A summary of warrant activity under the Plan as of December 31, 2010 and 2009, and changes during the period then ended is presented below:

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES
(An Exploration Stage Company)
NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

Warrants	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2009	3,222,500	$0.65
Granted	4,775,252	1.43
Exercised	(2,052,336)	0.82
Forfeited, cancelled or expired	(1,673,417)	1.54
Outstanding at December 31, 2010	4,271,999	$0.73	1.5	$2,190,060
Exercisable at December 31, 2010	4,271,999	$0.73	1.5	$2,190,060

Nonvested Warrants	Warrants	Weighted- Average Grant-Date Fair Value
Nonvested at December 31, 2009	-	$-
Granted	4,775,252	1.82
Vested	(4,275,252)	1.39
Forfeited, cancelled or expired before vesting	(500,000)	1.82
Nonvested at December 31, 2010	-	$-

Note 10.              Fair Value

In accordance with authoritative guidance, the table below sets forth the Company's financial assets and liabilities measured at fair value by level within the fair value hierarchy. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value at December 31, 2010
	Total	Level 1	Level 2	Level 3
Assets:
None	$-	$-	$-	$-

Liabilities:
Total due to related parties, net	$259,407	$259,407	$-	$-
Total long term accrued liabilities	418,309	418,309	-	-
Total notes payable	3,697,169	3,697,169	-	-
Total	$4,374,885	$4,374,885	$-	$-

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES
(An Exploration Stage Company)
NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

	Fair Value at December 31, 2009
	Total	Level 1	Level 2	Level 3
Assets:
Total due from related parties	$354,247	$354,247	$-	$-

Liabilities:
Total long term accrued liabilities	$989,067	$989,067	$-	$-
Total notes payable	7,274,399	7,274,399
Total	$8,263,466	$8,263,466	$-	$-

Note 11.	Joint Ventures

In July 2010, Tara Minerals entered into a joint venture agreement with third parties. The joint venture agreement provides that the third parties will contribute 100% of the mining rights to the concession, “Mina Godinez” and the Company will have the exclusive rights to manage, operate, explore and exploit the concession. The Company will pay for the construction of buildings, access roads, and any necessary improvements. The Company will also pay for the machinery and equipment required for the operation of the mine. Any machinery or equipment used for the development of the mine will remain the exclusive property of the Company. Once production starts, the Company will receive 60% of the profits from the mine until it is fully reimbursed for its costs.  The Company will receive 40% of the profits thereafter.  The Company, also has a first right of refusal to purchase the property.   The joint venture agreement will expire in July 2020, at which time the joint venture will be liquidated and dissolved. As of December 31, 2010, no costs have been incurred.

Note 12.	Deposits

In September 2010, Tara Minerals signed an agreement to purchase three real estate properties for a price of $1,000,000. In order to hold these properties Tara Minerals made a cash deposit of $60,000. Tara Minerals is obligated to pay all the expenses, fees and general expenditures relating to the sale, which expenses, up to a maximum of $500,000, are deductible from the sales price.

Note 13.	Subsequent Events

Management evaluated all activity of the Company through April 15, 2011 (the issue date of the Financial Statements) and concluded the following disclosures are pertinent:

a.
March 2011, Tara Minerals issued 1,118,699 shares to the note holders that elected to convert their notes and related interest as of December 31, 2010. The value of the shares was $1,342,439 or $1.20 per share.

b.	March 2011, Tara Minerals issued 125,000 shares of common stock for warrants exercised, for $50,000 or $0.40 a share for cash.

c.
On January 28, 2011, Adit Resources Corp., a subsidiary of Tara Minerals, sold 500,000 units at a price of $1.00 per unit to Yamana Gold Inc.  Each unit consisted of one share of Adit’s common stock and one half warrants.  Each full warrant entitles Yamana to purchase one share of Adit’s common stock at a price of $1.50 per share at any time on or before January 28, 2014.

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES
(An Exploration Stage Company)
NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

In connection with the sale of the units, Adit also signed a letter of intent that grants Yamana an option to acquire up to a 70% interest in Adit’s Picacho gold/silver project.  A definitive agreement is expected to be completed May 15, 2011.  Upon completion of the definitive agreement, Adit will sell an additional 2,500,000 units to Yamana at a price of $1.00 per unit. The units will be identical to the units sold on January 28, 2011.  From the $3,000,000 received from Yamana, Adit will be required to spend $2,000,000 in exploration work on the Picacho project within 12 months of signing the definitive agreement.

Yamana can earn a 51% interest in the project by spending an additional $5,000,000 on the project within 30 months of the date of the definitive agreement and paying Adit an additional $1,000,000. Yamana can increase its interest to 70% by spending an additional $9,000,000 on the project and paying Adit an additional $2,000,000.

d.
On March 2011, AMM executed an agreement to acquire six mining concessions part of the grouping known as La Verde Groupings from an independent third party. The six mining concessions are: La Palma, Choix, El Pino, La Verde 3, La Verde 4 and La Verde 6. The properties approximate 2,104 hectares, and were purchased for a total of $92,800, including $12,800 in value added taxes. AMM paid $50,000 as a deposit for the concession mining deposit which was applied to the effective price of the property.  The remaining balance of $42,800 is due thirty days after the execution date of the agreement.

March 2011, AMM purchased technical data pertaining to the six concession from La Verde Groupings, mentioned above, from the former owner in consideration for 460,000 shares of the Company’s common stock.

e.
In September 2010, Tara Gold entered into a tentative agreement with Tara Minerals which provided that Tara Minerals will acquire all of the outstanding shares of Tara Gold by exchanging one Tara Mineral share for two Tara Gold shares.  In 2011 this acquisition was cancelled.  Tara Gold Resources Corp. will begin to distribute all of its shares in Tara Minerals to its shareholders at a rate of one Tara Minerals common share for every 20 outstanding shares of Tara Gold Resources Corp.  The ex-dividend date is May 18, 2011, the record date is May 20, 2011 and the payment date is May 27, 2011.  Additional distributions will be announced over the next 24 months until all Tara Minerals shares, held by Tara Gold, are distributed to Tara Gold shareholders.

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES
(An Exploration Stage Company)

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR
THE THREE AND SIX MONTHS ENDED JUNE 30, 2011
AND
THE PERIOD FROM INCEPTION (OCTOBER 14, 1999) THROUGH JUNE 30, 2011

 TARA GOLD RESOURCES CORP. AND SUBSIDIARIES
(An Exploration Stage Company)
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. Dollars)

	June 30, 2011	December 31, 2010
	(Unaudited)
Assets
Current assets
Cash	$456	$193
Other receivables, net of $2,917 and $2,010 of allowance as of June 30, 2011 and December 31, 2010, respectively	511	1,212
Marketable securities	101	450
Other current assets	51	1
Total current assets	1,119	1,856
Property, plant, equipment, mine development and land, net of accumulated depreciation of $497 and $361 as of June 30, 2011 and December 31, 2010, respectively	10,976	12,359
Mining deposits	30	53
Deferred tax, non-current portion	2,931	2,931
Goodwill	12	12
Other assets	332	160
Total assets	$15,400	$17,371

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable and accrued expenses	$2,389	$2,675
Notes payable, current portion	2,364	994
Notes payable related party, current portion	100	100
Due to related parties, net of due from of $78 and $36 as of June 30, 2011 and December 31, 2010, respectively	573	259
Total current liabilities	5,426	4,028
Long-term accrued liabilities	13	418
Notes payable, non-current portion	80	2,603
Total liabilities	5,519	7,049

Commitments and contingencies	-	-

Iron Ore financial instrument, net of beneficial conversion feature of $180 and $0 as of June 30, 2011 and December 31, 2010, respectively	570	-

Stockholders’ equity
Common stock; $0.001 par value 150,000,000 shares authorized – 102,795,119 issued and outstanding at June 30, 2011 and December 31, 2010, respectively	103	103
Additional paid-in capital	10,787	12,175
Accumulated deficit during exploration stage	(20,235)	(17,060)
Other comprehensive loss	(914)	(514)
Total Tara Gold stockholders’ deficit	(10,259)	(5,296)
Non-controlling interest	19,570	15,618
Total equity	9,311	10,322
Total liabilities and equity	$15,400	$17,371

See Accompanying Notes to these Condensed Consolidated Financial Statements.

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES
 (An Exploration Stage Company)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(UNAUDITED)
 (In thousands of U.S. Dollars, except per share amounts)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,		From inception October 14, 1999 to
	2011	2010	2011	2010	June 30, 2011
Revenues
Revenue from website development and software	$-	$-	$-	$-	$168
Mining revenues	-	38	-	38	557
Total revenues	-	38	-	38	725
Cost of revenue	-	147	-	147	759
Gross margin	-	(109)	-	(109)	(34)
Exploration expenses	891	146	2,821	1,749	9,172
Operating, general, and administrative expenses	1,198	2,750	2,975	10,037	37,245
Net operating loss	(2,089)	(3,005)	(5,796)	(11,895)	(46,451)

Non-operating (income) expense
Interest (income)	(7)	(6)	(14)	(13)	(326)
Interest expense	64	35	69	35	1,280
Settlement (income)	-	-	-	-	(134)
Loss on extinguishment of debt, net	-	-	-	-	766
Gain on deconsolidation of joint venture	-	-	-	-	(8,661)
Gain on sale of joint venture interest	-	-	-	-	(3,112)
Gain on dissolution of joint venture	-	-	-	-	(9,163)
Loss on disposal of assets	-	-	4	-	403
Gain on acquisition of mining concession	-	-	-	-	(100)
Loss on conversion of note payable	-	-	-	-	783
Realized loss on the sale of marketable securities	-	-	-	-	4,710
Gain on sale of net cash flow interest	-	-	-	-	(197)
Gain on dividend of Tara Minerals stock	(1,028)	-	(1,028)	-	(1,028)
Other (income)	-	-	(11)	(263)	(1,336)
Total non-operating (income) expense	(971)	29	(980)	(241)	(16,115)
Loss before income taxes	(1,118)	(3,034)	(4,816)	(11,654)	(30,336)
Income tax benefit, net of expense	-	-	-	-	(2,317)
Loss from continuing operations	(1,118)	(3,034)	(4,816)	(11,654)	(28,019)
Discontinued operations
Income from operations of discontinued operations (including loss on disposal of $7)	-	-	-	-	17
Loss from operations of La Escuadra	-	-	-	-	(1,038)

Net loss	(1,118)	(3,034)	(4,816)	(11,654)	(29,040)

Add: Net loss attributable to non-controlling interest	847	1,007	1,641	3,192	8,805

Net loss attributable to Tara Gold shareholders'	(271)	(2,027)	(3,175)	(8,462)	(20,235)

Other comprehensive (loss) income:
Foreign currency translation	15	(107)	(51)	(65)	(565)
Unrealized (loss) gain, net on marketable securities	(349)	(50)	(349)	53	(349)
Comprehensive loss	$(605)	$(2,184)	$(3,575)	$(8,474)	$(21,149)

Net loss per share, basic and diluted	$(0.01)	$(0.03)	$(0.05)	$(0.11)
Weighted average number of shares, basic and diluted	102,795,119	102,795,119	102,795,119	102,795,119

See Accompanying Notes to these Condensed Consolidated Financial Statements.

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES
 (An Exploration Stage Company)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
 (In thousands of U.S. Dollars)

	Six Months Ended June 30, 2011	Six Months Ended June 30, 2010	From Inception October 14, 1999 to June 30, 2011

Cash flows from operating activities:
Net loss attributable to Tara Gold shareholders	$(3,175)	$(8,462)	$(20,235)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	148	95	816
Allowance for doubtful accounts	907	45	3,545
Allowance for mining deposits deemed uncollectible	-	-	29
Common stock issued for services and other expenses	-	-	2,599
Stock based compensation and stock bonuses	-	-	126
Gain on deconsolidation of joint venture	-	-	(8,661)
Non-cash expense due to deconsolidation of joint venture	-	-	216
Gain on sale of joint venture interest	-	-	(2,862)
Gain on dissolution of joint venture	-	-	(8,688)
Loss on extinguishment of debt, net	-	-	746
Loss on disposed and discontinued operations	-	-	1,001
Deferred tax asset, net	-	-	(2,931)
Non-controlling interest in net loss of consolidated subsidiaries	(1,641)	(3,192)	(8,805)
Amortization of beneficial conversion	-	32	650
Loss on the disposal of assets	4	-	222
Realized loss on the sale of marketable securities	-	-	4,604
Common stock of subsidiary issued and option valuation for services	100	4,130	7,716
Subsidiaries’ stock based compensation and stock bonuses	530	3,642	6,570
Exploration expenses paid with stock of subsidiaries	2,492	1,224	3,716
Lawsuit settlement payable in stock	-	-	315
Cancellation of common stock for settlement (Tara Minerals)	-	-	(750)
Assets acquired from La Escuadra	-	-	(330)
Gain on acquisition of mining concession	-	-	(100)
Gain on sale of net cash flow interest	-	-	(197)
Accrued interest converted to subsidiary’s common stock	-	-	29
Loss on conversion of debt to subsidiary’s common stock	-	-	783
Rent expense reclassified from capital lease	12	-	12
Gain on Dividend of Tara Minerals Stock	(1,028)	-	(1,028)
Changes in current operating assets and liabilities:
Other receivables	(414)	(248)	(1,451)
Other assets	(156)	(44)	(1,090)
Accounts payable and accrued expenses	(284)	299	2,790
Deferred joint venture income	-	-	(33)
Net cash used in operating activities	(2,505)	(2,479)	(20,676)

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES
 (An Exploration Stage Company)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
 (In thousands of U.S. Dollars)

	Six Months Ended June 30, 2011	Six Months Ended June 30, 2010	From Inception October 14, 1999 to June 30, 2011

Cash flows from investing activities:
Proceeds from sales of oil & gas properties	-	-	6
Acquisition of property, plant and equipment	-	(230)	(2,828)
Purchase of land and office building	-	-	(415)
Proceeds from the sale of marketable securities	-	-	6,278
Proceeds from the sale or disposal of assets	29	-	760
Purchase of mining concession	(30)	(25)	159
Mining deposits	(7)	-	(7)
Proceeds from note receivable payments	-	-	(7)
Loans to unrelated third parties	-	-	(380)
Cash included in business acquisition	-	-	2
Business acquisition goodwill	-	-	(4)
Cash in discontinued operations	-	-	(3)
Net cash (used) provided by in investing activities	(8)	(255)	3,561

Cash flows from financing activities:
Proceeds from short term debt	-	-	72
Proceeds from notes payable, related party	-	50	150
Proceeds from notes payable	-	380	480
Payments toward short term debt	-	-	(22)
Payments toward notes payable	(102)	(712)	(10,880)
Change in due to/from related parties, net	314	472	692
Non-controlling interest – cash from sale of sale of common stock of subsidiaries	1,865	1,240	10,826
Payments from joint venture partners	-	-	9,920
Stock offering costs	-	-	(13)
Cash acquired in reverse acquisition	-	-	4
Cash from the sale of common stock	-	-	5,753
Proceeds from Iron Ore financial instrument	750	-	750
Net cash provided by financing activities	2,827	1,430	17,732

Effect of exchange rate changes on cash	(51)	(65)	(161)

Net increase (decrease)	263	(1,369)	456
Cash, beginning of period	193	1,451	-
Cash, end of period	$456	$82	$456

Supplemental Information:
Interest paid	$-	$25	$838
Income taxes paid	$-	$-	$10

Non-cash Investing and Financing Transactions:
Conversion of debt to common stock or payable, plus accrued interest	$-	$-	$1,341
Share receivable for debt	$-	$-	$27
Issuance of common stock for assets	$-	$-	$304
Issuance of common stock under share receivable for services	$-	$-	$35
Purchase of or (reduction) in purchase of concession notes payable, stock and warrants plus capitalized interest	$(1,311)	$(3,324)	$18,186
Beneficial conversion feature, convertible debt	$-	$-	$32
Beneficial conversion feature, convertible related party debt	$-	$-	$359
Recoverable value-added taxes incurred through additional debt and due to related party, net of mining concession modification	$(192)	$(509)	$1,216

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES
 (An Exploration Stage Company)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
 (In thousands of U.S. Dollars)

	Six Months Ended June 30, 2011	Six Months Ended June 30, 2010	From Inception October 14, 1999 to June 30, 2011

Purchase of La Escuadra with debt	$-	$-	$1,370
Receipt of stock for joint venture payments and fee income	$-	$-	$2,301
Acquisition of property and equipment through debt	$49	$60	$463
Unrealized (gain)/loss in investments, available for sale	$(349)	$53	$10,299
Accrued and capitalized interest	$37	$31	$406
Subsidiary common stock payable for debt – Non-controlling interest	$-	$192	$783
Subsidiary common stock for prepaid services	$66	$-	$66
Beneficial conversion feature, financial instrument	$180	$-	$180
Receivable reclassified to mining deposit	$-	$-	$28

See Accompanying Notes to these Condensed Consolidated Financial Statements.

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1.       Nature of Business and Significant Accounting Policies

Basis of Presentation and Organization

As used in these Notes to the Condensed Consolidated Financial Statements, the terms the “Company”, “we”, “us”, “our” and similar terms refer to Tara Gold Resources, Corp. and, unless the context indicates otherwise its consolidated subsidiaries. The Company’s subsidiaries include Corporacion Amermin, S.A. de C.V., which operates in México (“Amermin”) and Tara Minerals Corp.

In May 2005 Tara Gold, through its subsidiary Corporacion Amermin S.A. de C.V. (“Amermin”), began acquiring mining properties in Mexico.  In May 2006, the Company formed Tara Minerals Corp. (“Tara Minerals”), which owns 99.9% of the common stock of American Metal Mining S.A. de C.V. (“AMM”), a Mexican corporation.  Tara Minerals also owns 87% of the common stock of Adit Resources Corp (“Adit”). Tara Gold’s operations in Mexico are conducted through Amermin and American Metal Mining since Mexican law provides that only Mexican corporations are allowed to own mining properties. Tara Gold, through Amermin, focuses primarily on gold mining concessions.  American Metal Mining’s primary focus is on industrial minerals, copper, lead, zinc, iron, industrial metals, and other associated metals.  All of Tara Gold’s operations in Mexico are conducted through its Mexican subsidiaries.  As of June 30, 2011 and December 31, 2010 the Company owned 56% and 70%, respectively, of the outstanding shares of Tara Minerals.

The Company currently has limited operations and, in accordance with the Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) Development Stage Entities Topic, is considered an Exploration Stage Company.

In this filing references to "Company," "we," "our," and/or "us," refers to Tara Gold Resources and, unless the context indicates otherwise, its consolidated subsidiaries.

The accompanying Condensed Consolidated Financial Statements and the related footnote information are unaudited.  In the opinion of management, they include all normal recurring adjustments necessary for a fair presentation of the condensed consolidated balance sheets of the Company as of June 30, 2011 and December 31, 2010, the condensed consolidated results of its operations for the three and six months ended June 30, 2011 and 2010 and the condensed consolidated statements of cash flows for the six months ended June 30, 2011 and 2010. Results of operations reported for interim periods are not necessarily indicative of results for the entire year.

Unless otherwise indicated, all references to the Company include the operation of its subsidiaries and all references to Adit include the operations of its subsidiary.
The reporting currency of the Company, Tara Minerals and Adit is the U.S. dollar.  The functional currency of Amermin, AMM and ACM is the Mexican Peso. As a result, the financial statements of the subsidiaries have been re-measured from Mexican pesos into U.S. dollars using (i) current exchange rates for monetary asset and liability accounts, (ii) historical exchange rates for nonmonetary asset and liability accounts, (iii) historical exchange rates for revenues and expenses associated with nonmonetary assets and liabilities and (iv) the weighted average exchange rate of the reporting period for all other revenues and expenses. In addition, foreign currency transaction gains and losses resulting from U.S. dollar denominated transactions are eliminated. The resulting re-measurement gain or loss is recorded as other comprehensive income (loss).

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Current and historical exchange rates are not indicative of what future exchange rates will be and should not be construed as such.

Relevant exchange rates used in the preparation of the financial statements for Amermin, AMM and ACM are as follows for the six months ended June 30, 2011 and 2010 (denoted in Mexican pesos per one U.S. dollar):

2011
Current exchange rate at June 30,	Ps. 11.7748
Weighted average exchange rate for the six months ended June 30,	Ps. 11.9044

2010
Current exchange rate at June 30,	Ps. 12.8394
Weighted average exchange rate for the six months ended June 30,	Ps. 12.6732

Allowance for doubtful accounts

Each period the Company analyzes its receivables for collectability.  When a receivable is determined to not be collectible the receivable is allowed for until there is assurance of its collection or that a write off is necessary.  At June 30, 2011 and December 31, 2010 the Company has allowed for $2,917,134 and $2,009,548, respectively, relating to other receivables, since it was determined that the Mexican government may not allow the complete refund of value added taxes (“VAT”) previously paid by the Company

Reclassification

Certain reclassifications reported in prior records, which have no effect on net loss, have been adjusted to conform to the current presentation. Specifically, certain items in the Operating and Investing Activities sections of the Statement of Cash Flows and the Non-operating income/expense section of the Income Statement have been reclassified between categories in the inception to date column for clearer presentation.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Cash Equivalents and Marketable Securities

All highly liquid investments with maturity of three months or less are considered to be cash equivalents. There were no cash equivalents as of June 30, 2011 or December 31, 2010.

Investments with stated maturities of greater than three months and traded on an active markets that are accessible at the measurement date are classified as available-for-sale marketable securities. In accordance with the Comprehensive Income topic of the Financial Accounting Standards Board Accounting Standards Codification “FASB ASC”, the Company has accounted for unrealized gain (loss) as a component of other comprehensive income. An unrealized gain of $348,652 was recorded in other comprehensive income for the six months ended June 30, 2011.

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Purchase of Technical Data

Technical data, including engineering reports, maps, assessment reports, exploration samples certificates, surveys, environmental studies and other miscellaneous information, may be purchased for our mining concessions. When purchased for concessions without proven reserves the cost is considered research and development pertaining to a developing mine and in accordance with the Research and Development (R&D) Topic of the FASB ASC and is expensed when incurred.

Financial Instruments

The Company periodically enters into financial instruments. Upon entry, each instrument is reviewed for debt or equity treatment. In the event that the debt or equity treatment is not readily apparent, the Distinguishing Liabilities from the Equity Topic of the FASB ASC is consulted for temporary treatment. Once a triggering event of any such instruments happen, the temporary element is removed and the Company appropriately reclassifies the instrument to debt or equity.

Recently Adopted and Recently Issued Accounting Guidance

Adopted

In October 2009, the FASB issued changes to revenue recognition for multiple-deliverable arrangements. These changes require separation of consideration received in such arrangements by establishing a selling price hierarchy (not the same as fair value) for determining the selling price of a deliverable, which will be based on available information in the following order: vendor-specific objective evidence, third-party evidence, or estimated selling price; eliminate the residual method of allocation and require that the consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method, which allocates any discount in the arrangement to each deliverable on the basis of each deliverable’s selling price; require that a vendor determine its best estimate of selling price in a manner that is consistent with that used to determine the price to sell the deliverable on a standalone basis; and expand the disclosures related to multiple-deliverable revenue arrangements. These changes became effective on January 1, 2011. The Company has determined that the adoption of these changes do not have an impact on its consolidated financial statements, as the Company does not currently have any such arrangements with its customers.

Issued

In May 2011, the FASB issued an accounting standard update that amends the accounting standard on fair value measurements. The accounting standard update provides for a consistent definition and measurement of fair value, as well as similar disclosure requirements between U.S. generally accepted accounting principles and International Financial Reporting Standards. The accounting standard update changes certain fair value measurement principles, clarifies the application of existing fair value measurement, and expands the fair value measurement disclosure requirements, particularly for Level 3 fair value measurements. The amendments in this accounting standard update are to be applied prospectively and are effective for interim and annual periods beginning after December 15, 2011. The adoption of this accounting standard update will become effective for the reporting period beginning January 1, 2012. The adoption of this guidance will not have a material impact on the Company’s financial position, results of operations or cash flows

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

In June 2011, the FASB issued an accounting standard update which requires the presentation of components of other comprehensive income with the components of net income in either (1) a continuous statement of comprehensive income that contains two sections, net income and other comprehensive income, or (2) two separate but consecutive statements. This accounting standard update eliminates the option to present components of other comprehensive income as part of the statement of shareholders’ equity, and is effective for interim and annual periods beginning after December 15, 2011. The adoption of this accounting standard update will become effective for the reporting period beginning January 1, 2012. The adoption of this guidance will not have a material impact on the Company’s financial position, results of operations or cash flows.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the AICPA, and the SEC did not, or are not believed by management to, have a material impact on the Company’s present or future consolidated financial statements.

Note 2.       Property, plant, equipment, mine development and land

	June 30, 2011	December 31, 2010

Land	$19,590	$19,590

La Currita	1,253,439	1,253,439
Las Minitas (i)	2,380,870	2,351,027
Pilar	728,313	728,313
Don Roman	521,739	521,739
Las Nuvias	100,000	100,000
Centenario (ii)	635,571	1,946,545
La Palma (iii)	80,000	-
La Verde (iv)	60,000	-
Pirita	249,909	246,455
Picacho and Picacho Fractions (v)	1,456,242	1,456,718
Las Brisas	3,134	3,134
Mezquite and Mariana (vi)	169,897	168,480
Auriferos	100,000	100,000
Mining concessions	7,739,114	8,875,850

Property, plant and equipment	3,714,558	3,823,812
	11,473,262	12,719,252
Less – accumulated depreciation	(497,104)	(361,086)
	$10,976,158	$12,358,166

Depreciation expense totaled $147,538 and $249,805 for the six months ended June 30, 2011 and for the year ended December 31, 2010, respectively.

Pilar, Don Roman, Las Nuvias, Centenario, La Palma and La Verde properties are geographically located in Mexico and are known as the Don Roman Groupings.

The Picacho and Picacho Fractions properties are geographically located in Mexico and are known as the Picacho Groupings.

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

a.	Mining Concessions

Mining concessions as of June 30, 2011 are as follows:

i)	In March 2006, the Company acquired the rights to 23 concessions, known as “Las Minitas”. The effective purchase price of the properties is $2,663,913.

As of June 30, 2011, the resulting debt payment schedule, including applicable value added tax, is as follow:

2011	$22,500
2012	1,983,467
$2,005,967

In accordance with the Interest Expense topic of FASB ASC, the future payments of the remaining debt amount has been discounted using the incremental borrowing rate of 3.56%. As of June 30, 2011, the present value of future payments on the Las Minitas contract is as follows:

	Debt	IVA	Total
Future payments	$1,750,000	$302,500	$2,052,500
Imputed interest	(46,533)	-	(46,533)
Present value of debt	1,703,467	302,500	2,005,967
Less: current portion	-	(22,500)	(22,500)
	$1,703,467	$280,000	$1,983,467

In addition to the $2,150,000 above, the Company capitalized $173,913 in payments made toward the original agreement.  Pursuant to the agreement signed in April 2007 this payment could not be applicable to the purchase price.  Accordingly, the effective purchase price of the properties is $2,663,913.

The Company is currently reviewing the Minitas property for continued inclusion as part of the Company’s mining property portfolio.  No payments toward this property have been made in 2011 and the Company may decide to terminate the purchase agreement and return the property, to do so all taxes must be paid and property must be clear of any liabilities.

ii)
In November 2008, the Company acquired eight mining concessions known as “Centenario” from an independent third party. The properties approximate 5,400 hectares and were purchased for $1,894,050, including $247,050 in value added taxes.

In June 2009, the Company and the note holder modified the agreement to 1) revalue the entire Centenario concession to $2,000,000, 2) apply $127,000 toward the purchase price which had already been paid and recorded as a mining deposit, and 3) apply $197,956 toward the new price of the concession which was originally paid by another subsidiary of the Company.  These changes resulted in the following 1) additional debt of $28,044 plus related value added tax for these concessions, 2) the reduction of the amount of the mining deposit of $127,000, 3) the expense of $6,000 that the Company also paid but which was not included in the revaluation of the concession, and 4) the increase in Due to Related Party of $197,956 plus related value added tax. The effective amount financed in relation to this concession is $1,675,044 plus $251,257 of value added tax.

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

In March 2011, the Company and the note holder agreed to reduce the purchase of the Centenario concession to $635,571. These changes resulted in the following: 1) decrease debt by $1,310,974; and 2) decrease recoverable value added taxes by $218,309. At March 31, 2011 the amended purchase price was paid in full.

In March 2011, Tara Minerals purchased technical data pertaining to Centenario from the former owner in consideration for 416,100 shares of the Tara Minerals’ common stock and $100,000 cash. The parties agreed that the value of the stock for the technical data was $2.00 per share for Tara Minerals’ common stock which Tara Minerals guaranteed the stock price of $2.00.  As such, the shares have been recognized at the full contract amount of $932,000. At April 2011, Tara Minerals issued 416,100 shares of common stock valued at $353,685 and will settle the remaining shares at the time that the former owner exercises its right to sale, shown in the balance sheet as technical data purchased with common stock.

iii)
On March 2011,AMM executed an agreement to acquire six mining concessions known as La Palma from an independent third party. The properties approximate 2,104 hectares, and were purchased for a total of $92,800, including $12,800 in value added taxes. AMM paid $50,000 as a deposit for the concession mining deposit which was applied to the effective price of the property.  The remaining balance of $42,800 is due thirty days after the execution date of the agreement.

In March 2011, Tara Minerals purchased technical data pertaining to the La Palma from the former owner for 460,000 shares of Tara Minerals’ common stock. The parties agreed that the value of the stock for the technical data was $2.00 per share for Tara Minerals’ common stock which Tara Minerals guaranteed the stock price of $2.00.  As such, the shares have been recognized at the full contract amount of $920,000. At April 2011, Tara Minerals issued 460,000 shares of common stock valued at $391,000 and will settle the remaining shares at the time that the former owner exercises its right to sale, shown in the balance sheet as technical data purchased with common stock.

La Palma is part of the Don Roman Groupings.

iv)
On April 2011,the Company executed an agreement to acquire two mining concessions known as “La Verde” from an independent third party. The properties approximate 127 hectares, and were purchased for a total of $69,600, including $9,600 in value added taxes. AMM paid $30,000 as a deposit for the concession mining deposit which was applied to the effective price of the property and the remaining balance was paid during the second quarter of 2011. The two concessions acquired were La Verde 5 and Mina El Rosario.

In April 2011, Tara Minerals purchased technical data pertaining to the La Verde from the former owner for 370,000 shares of Tara Minerals’ common stock. The parties agreed that the value of the stock for the technical data was $2.00 per share for Tara Minerals’ common stock and Tara Minerals guaranteed the stock price of $2.00.  As such, the shares have been recognized at the full contract amount of $740,000. At April 2011, Tara Minerals issued 370,000 shares of common stock valued at $314,500 and will settle the remaining shares at the time that the former owner exercises its right to sale, shown in the balance sheet as technical data purchased with common stock.

La Verde is part of the “Don Roman Groupings”.

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

v)
On May 2011, the Company sold the property knows as “Picacho Fractions I, II and III” to its subsidiary Tara Minerals for $190,000 including $26,207 in value added taxes. The full amount was financed with an interest rate of London Inter-Bank Offered Rate “LIBOR” plus 3.25%. The transaction eliminates during consolidation.

Picacho Fractions is part of the Picacho Groupings.

vi)
In March 2008, Pershimco Resources transferred the Mariana and Mezquite properties to Tara Gold, as well as the remaining debt payments of $190,000, which includes value added taxes of $25,907 owed to a third party.

The remaining debt payment including applicable value added tax is $148,447 as of June 30, 2011.

In accordance with the Interest Expense topic of FASB ASC, the future payments of the remaining debt amount has been discounted using the incremental borrowing rate of 2.97%. As of June 30, 2011, the present value of future payments on the Mariana and Mezquite contract is as follows:

	Debt	IVA	Total
Future payments	$129,310	$20,690	$150,000
Imputed interest	(1,553)	-	(1,553)
Present value of debt	127,757	20,690	148,447
Less: current portion	(127,757)	(20,690)	(148,447)
	$-	$-	$-

The Company is currently reviewing the Mariana and Mezquite property for continued inclusion as part of the Company’s mining property portfolio.  No payments toward this property have been made in 2011 and the Company may decide to terminate the purchase agreement and return the property. To return the property, all taxes must be paid and property must be clear of any liabilities.

b.   Other Fixed Assets

For the six months ended June 30, 2011, Tara Minerals disposed of and sold equipment and other fixed assets, for a $4,260 loss on disposal and sale of assets.

Note 3.      Other Assets

In September 2010, Tara Minerals signed an agreement to purchase three properties for a price of $1,000,000. In order to hold these properties, Tara Minerals made a cash deposit of $60,000. Tara Minerals is obligated to pay all the expenses, fees and general expenditures relating to the sale, which expenses, up to a maximum of $500,000, which are deductible from the sales price. In March 2011, Tara Minerals received notification from Pacemaker Silver Mining S.A. de C.V. a wholly-owned Mexican subsidiary of El Tigre, indicating that they also had surface rights related to being able to work claims which it claimed mining rights. Although this does not affect our specific right to the tailing piles, there could be an issue as to who would have specific areas and specific times. Until the difference can be determined, the deposit was expensed as of June 30, 2011.

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

In May 2011, AMM paid $66,667 towards a $100,000 advanced to the Iron Ore Project Vendor, against future royalty payments (See Note 6).

In May 2011, AMM advanced $175,000 to a subcontractor for improvements needed at the Iron Ore Project site; the advance will be amortized over a six-month period beginning in July 2011.

Note 4.      Notes Payable

The following table represents the outstanding balance of notes payable.

	June 30, 2011	December 31, 2010

Mining concessions	$2,321,624	$3,404,582
Auto loans	115,637	119,766
Equipment	-	72,848
	2,443,961	3,597,196
Less – current portion	(2,364,378)	(993,531)
Total long term notes payable	$79,583	$2,603,665

See Note 2 above for notes payable relating to mining concessions.

During the six months ended June 30, 2011, one of the vehicles purchased in 2010 was stolen. The insurance claim was processed and the note payable and the fixed asset removed from the books. A loss on disposal of assets of $4,260 was recorded.

During the six months ended June 30, 2011, AMM defaulted on an equipment capital lease entered into on July 21, 2010. The equipment was returned and removed from Tara Minerals’ balance sheet, treated as an operating lease.

During the six months ended June 30, 2011 AMM financed the purchase of one truck to be used in operations for $48,491; the note payable has a 13.5% interest rate and a maturity date of June 1, 2015.

Note 5.      Related Party Transactions

Due to related parties, net of due from related parties and related allowance for doubtful accounts was $573,296 and $259,407 as of June 30, 2011 and December 31, 2010, respectively.  Due from related parties consists of $964,073 and $992,664; allowance for doubtful accounts was $885,780 and $956,716 as of June 30, 2011 and December 31, 2010, respectively.

All transactions with related parties have occurred in the normal course of operations and Mexico based related party transactions are measured at the foreign exchange amount.

As of June 30, 2011 the balance due to the Company from Tara Minerals is $1,497,566. There are no interest and payment terms to this intercompany payable and it is due on demand. This is an intercompany transaction that eliminates during the consolidation of these financial statements.

In May 2011, the Company sold the property knows as “Picacho Fractions I, II and III” to its subsidiary Tara Minerals for $190,000 including $26,207 in value added taxes. The full amount was financed with an interest rate of 3.25%  plus LIBOR. This is an intercompany transaction that eliminates during the consolidation of these financial statements.

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 6.       Iron Ore Project and Related Financial Instrument

In May 2011, Tara Minerals reached an agreement for the right to mine the 3,233 hectare Tania Iron Ore project located in Manzanillo, State of Colima, Mexico. Tara Minerals has the right to remove 6 million tonnes of salable concentrate from the property, with perpetual renewal rights, extending through the life of the property. Tara Minerals will pay the vendor $6 per salable tonne for the first 500,000 tonnes removed from the property and $7 per tonne thereafter. A total of $100,000 will be advanced to the vendor against future royalty payments. As of June 30, 2011 Tara Minerals advanced $66,667.

Tara Minerals raised $750,000 through a financial instrument to fund the project. A portion of the funds will be used to secure appropriate environmental permits, export permits, and recovery process engineering. The financial instrument has no repayment requirement, except if the Iron Ore Properties generate revenue. As Tara Minerals’ common stock has not been issued and this is not a debt instrument, the amount raised has been treated as a temporary financing until such time as changes require debt or permanent equity treatment. The beneficial conversion feature of this instrument was determined to be $180,000. Once a triggering event takes place the beneficial conversion feature accounting will follow the treatment of debt or equity.

Note 7.       Stockholders’ Equity

The authorized common stock of the Company consists of 150,000,000 shares of common shares with par value of $0.001.

For the six months ended June 30, 2011, the Company did not issue shares of common stock.

Note 8.      Non-controlling Interest

During the six months ended June 30, 2011 Adit issued the following to third parties resulting in an increase in non-controlling interest of the Company:
•
500,000 shares at a price of $1.00 per unit to Yamana Gold Inc.  Each unit consisted of one share of Adit’s common stock and one half warrant. Each full warrant entitles Yamana to purchase one share of Adit’s common stock at a price of $1.50 per share at any time on or before January 28, 2014.

In connection with the sale of the units, Adit also signed a letter of intent that grants Yamana an option to acquire up to a 70% interest in Adit’s Picacho gold/silver project.  A definitive agreement is not yet completed. Upon completion of the definitive agreement, Adit will sell an additional 2,500,000 units to Yamana at a price of $1.00 per unit. The units will be identical to the units sold on January 28, 2011.  From the $3,000,000 received from Yamana, Adit will be required to spend $2,000,000 in exploration work on the Picacho project within 12 months of signing the definitive agreement.

Yamana can earn a 51% interest in the project by spending an additional $5,000,000 on the project within 30 months of the date of the definitive agreement and paying Adit an additional $1,000,000. Yamana can increase its interest to 70% by spending an additional $9,000,000 on the project and paying Adit an additional $2,000,000.

During the six months ended June 30, 2011 Tara Minerals issued the following to third parties resulting in an increase in non-controlling interest of the Company:

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

•	1,012,977 shares of common stock valued at $1,215,572 or $1.20 a share to convert loans from unrelated parties.
•	105,722 shares of common stock valued at $126,866 or $1.20 a share to convert a loan from a related party.
•	125,000 shares of common stock for warrants exercised, for $50,000 or $0.40 a share for warrants exercised for cash.
•	100,000 shares of common stock to an Officer of the Company, valued at $100,000 or $1.00 a share for payment of services rendered.
•	416,100 shares of common stock valued at $353,685 or $0.85 a share for the purchase of Centenario’s technical data. See Note 2 above.
•	460,000 shares of common stock valued at $391,000 or $0.85 a share for the purchase of La Palma’s technical data. See Note 2 above.
•	370,000 shares of common stock valued at $314,500 or $0.85 a share for the purchase of La Verde’s technical data. See Note 2 above.
•	280,000 shares of common stock valued at $112,000 or $0.40 a share for warrants exercised for cash.
•	792,500 shares of common stock valued at $317,000 or $0.40 a share for warrants exercised for cash.
•
1,643,334 units were sold in a private offering for $493,000 in cash, or $0.30 per unit. Each unit consisted of one share of Tara Minerals’ common stock and one warrant.  Each warrant entitles the holder to purchase one share of Tara Minerals’ common stock at a price of $1.00 per share at any time on or before May 1st, 2012.

•	1,100,000 shares, valued at $55,000 or $0.050 a share for cash to Officers of Tara Minerlas that exercised non-qualified stock options.

In May 2011, the Company increased its authorized capitalization to 200,000,000 shares of common stock.

At June 30, 2011, Tara Minerals’ share subscriptions consist of:
(1)	125,000 shares payable, valued at $125,000 for cash and
(2)	100,000 shares payable, valued at $66,000 for prepaid services.

The Company began to distribute all of its shares in Tara Minerals to its shareholders at a rate of one Tara Minerals common share for every 20 outstanding shares of the Company. The ex-dividend date was May 18, 2011, the record date was May 20, 2011 and the payment date was May 27, 2011. A total of 5,139,760 shares were distributed. Additional distributions will be made until all Tara Minerals shares, held by Tara Gold, are distributed to Tara Gold shareholders.

	Non-controlling interest at June 30, 2011	Non-controlling interest at December 31, 2010
Tara Minerals:
January 2007 private placement	$2,540,500	$2,540,500
Equipment	600,000	600,000
Shares issued with warrants and exercised warrants	2,785,181	2,306,181
Shares issued for services, bonuses and options exercised	4,053,625	3,898,625
March 2009 private placement	458,000	458,000
March 2010 private placement	1,393,606	1,393,606
April 2011 private placement	493,000	-

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Shares acquired by the Company from a third party	(1,073,875)	(1,073,875)
Converted debt to common stock	1,342,439	-
Cumulative statement of operations pickup through December 31, 2010	(6,458,445)	(6,458,445)
Statement of operations pickup 2011	(1,623,259)	-
Exploration expenses paid	3,476,366	984,375
Warrants and options to third parties (see footnote 9)	8,312,405	7,782,667
Share subscriptions, net	191,000	1,129,696
Tara Gold’s dividend of Tara Minerals’ shares	359,783	-
Tara Minerals’ beneficial conversion feature	180,000	-
Adit:
July 2009 private placement	1,499,500	1,499,500
Finder’s fees	95,215	95,215
Cumulative statement of operations pickup through December 31, 2010	(400,368)	(400,368)
Statement of operations pickup 2011	(17,548)	-
Exploration expenses paid with stock	240,000	240,000
Stock bonuses and options to officers	622,475	622,475
Stock issued for cash (not in a private placement)	500,000	-
ACM:
Non-controlling interest	4	4
Total non-controlling interest	$19,569,604	$15,618,160

Note 9.       Options and Warrants

In January 2010, under its Incentive Stock Option Plan, Tara Minerals granted two of its officers’ options for the purchase of 750,000 shares of common stock. In May 2011, the options were cancelled and Tara Minerals concurrently granted new Incentive Stock Options to the officers; under this new grant the officers have the option to purchase 750,000 shares of common stock, exercisable at a price of $0.58 per share and vest at various dates until May 2013. The options expire at various dates beginning May 2013.  In accordance with the Stock Compensation Topic, FASB ASC 718-20-35, Tara Minerals has analyzed the cancellation of the award accompanied by the concurrent grant of a replacement award and determined that there was no further incremental compensation cost. As of June 30, 2011 options that vested in 2011 associated with this transaction were valued at $493,384.

In September 2010, Tara Minerals granted options for 200,000 shares of common stock to an unrelated third party for investor relations services. The options have an exercise price of $1.00 per share, vest between September 2010 and March 2011 and expire two years from the date of vesting. As of June 30, 2011 options that vested in 2011 were valued at $36,353.

In May 2011, Tara Minerals sold, in a private offering of 1,643,334 units for $493,000 in cash, or $0.30 per unit. Each unit consisted of one share of Tara Minerlas common stock and one warrant.  Each warrant entitles the holder to purchase one share of the Company’s common stock at a price of $1.00 per share at any time on or before May 1st, 2012.

The fair value of each option award discussed above is estimated on the date of grant using the Black-Scholes option valuation model that uses the assumptions noted in the following table. Expected volatilities are based on volatilities from the Company’s traded common stock. The expected term of options granted is estimated at half of the contractual term as noted in the individual option agreements and represents the period of time that management anticipates option granted are expected to be outstanding.  The risk-free rate for the periods within the contractual life of the option is based on the U.S. Treasury bond rate in effect at the time of grant for bonds with maturity dates at the estimated term of the options.

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

	June 30, 2011	December 31, 2010
Expected volatility	163.11%	208.37% - 319.79%
Weighted-average volatility	163.11%	159.17%
Expected dividends	-	-
Expected term (in years)	2.00	0.75 – 4.50
Risk-free rate	0.58%	0.30% - 2.37%

A summary of option activity under the Plan as of June 30, 2011 and changes during the period then ended is presented below:

Options	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2010	4,630,000	$0.49
Granted	750,000	0.58
Exercised	(1,100,000)	0.05
Forfeited, expired or cancelled	(750,000)	(1.57)
Outstanding at June 30, 2011	3,530,000	$(0.11)	3.0	$3,608,200
Exercisable at June 30, 2011	2,320,000	$0.09	3.5	$3,132,600

Nonvested Options	Options	Weighted-Average Grant-Date Fair Value
Nonvested at December 31, 2010	1,475,000	$1.37
Granted	750,000	0.58
Vested	(390,000)	0.78
Forfeited, expired or cancelled	(625,000)	(1.57)
Nonvested at June 30, 2011	1,210,000	$0.29

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

A summary of warrant activity under the Plan as of June 30, 2011, and changes during the period then ended is presented below:

Warrants	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2010	4,271,999	$0.65
Granted	1,653,334	0.30
Exercised	(1,197,500)	0.38
Forfeited, cancelled or expired	(5,000)	0.40
Outstanding at June 30, 2011	4,722,833	$0.88	1.5	$4,253,773
Exercisable at June 30, 2011	4,722,833	$0.88	1.5	$4,253,773

Nonvested Warrants	Warrants	Weighted -Average Grant-Date Fair Value
Nonvested at December 31, 2010	-	$-
Granted	1,653,334	0.30
Vested	(1,653,334)	(0.30)
Forfeited	-	-
Nonvested at June 30, 2011	-	$-

Note 10.             Fair Value

The Company's financial assets and liabilities, measured at fair value by level within the fair value hierarchy, are shown below. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value at June 30, 2011
	Total	Level 1	Level 2	Level 3
Assets:
Marketable securities	$101,348	$-	$-	$101,348

Liabilities:
Total due to related parties, net	$573,296	$573,296	$-	$-
Total long term accrued liabilities	12,733	12,733	-	-
Total notes payable, related and non-related	2,543,961	2,543,961	-	-
Iron Ore financial instrument	570,000	-	-	570,000
Total	$3,699,990	$3,129,990	$-	$570,000

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

	Fair Value at December 31, 2010
	Total	Level 1	Level 2	Level 3
Assets:
Marketable securities	$450,000	$-	$-	$450,000

Liabilities:
Total due to related parties, net	$259,407	$259,407	$-	$-
Total long term accrued liabilities	418,309	418,309	-	-
Total notes payable	3,697,169	3,697,169	-	-
Total	$4,374,885	$4,374,885	$-	$-

Note 11.     Subsequent Events

Management evaluated all activity of the Company and concluded the following disclosures are pertinent:

a)
In September 2011, Tara Minerals leased the Mina El Champinon Iron Ore Project (“Champinon”) for royalty payments based on production which gives Tara Minerals the right to mine the project for a period of 10 years with an automatic renewal clause. In May 2012, the lease agreement and the royalty payments were rescinded.  Tara Minerals acquired Champinon for an effective purchase price of $2,175,000, plus value-added tax of $348,000.

Item 14.    Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

N/A

Item 15.     Financial Statements and Exhibits.

a)           See Item 13

b)           Exhibits

Exhibit No.	Description of Exhibit
3.1.1	Articles of Incorporation	(1)
3.1.2	Amendment to Articles of Incorporation for Name Change To MerchantPark Communications	(1)
3.1.3	Amendment to Articles of Incorporation for name change to American Stellar Energy, Inc.	(1)
3.1.4	Amendment to Articles of Incorporation for name change to Tara Gold Resources Corp	(1)
3.2	Bylaws	(1)
10.1	Modified Agreement – Centenario	(1)
10.2	Acquisition Agreement – Centenario’s technical data	(1)
10.3	Acquisition Agreement – La Palma	(1)
10.4	Acquisition Agreement – La Palma’s technical data	(1)
10.5	Acquisition Agreement – La Verde	(1)
10.6	Acquisition Agreement – La Verde’s technical data	(1)
10.7	Acquisition Agreement – Tania Iron Ore Property	(1)
10.8	Modified Agreement – Picacho	(1)
10.9	Acquisition Agreement – Picacho’s technical data	(1)
10.10	Adit Incentive Stock Option Plan	(1)
10.11	Adit’s Non-Qualified Stock Option Plan	(1)
10.12	Adit’s Stock Bonus Plan	(1)
10.13	Tara Minerals Convertible Note with Adit 4-1-10	(1)
10.14	Tara Minerals Convertible Note with Adit	(1)
10.15	Acquisition Agreement – LE to CAM – Picacho Fracciones	(1)
10.16	Joint Venture Agreement – Tania Property	(1)
10.17	Subcontractor Agreement – Tania Property	(1)
10.18	Transfer Agreement – CAM to ACM – Picacho Fracciones	(1)
10.19	Tara Gold Employment Agreement – CFO	(1)
10.20	Tara Minerals Employment Agreement – CFO	(1)
10.21	Tara Gold Employment Agreement – CEO	(1)
10.22	Tara Minerals Employment Agreement – CEO	(1)
10.23	Projecto Godinez – Project/Joint Venture	(1)
10.24	Tara Minerals Consulting Agreement	(1)
10.25	Amended Tara Gold Employment Agreement – CEO	(2)
10.26	Amended Tara Minerals Employment Agreement – CEO	(2)
10.27	Acquisition Agreement – Pilar de Mocoribo property	(3)
10.28	Acquisition Agreement – Don Roman property	(3)
10.29	Acquisition Agreement – Las Nuvias property	(3)
21	Subsidiaries	(2)

(1)	Filed on August 4, 2011 as part of the Company’s report on Form 10.
(2)	Filed with Amendment No. 1 to this Registration Statement.
(3)	Incorporated by reference to the exhibits filed by Tara Minerals Corp. in its Form 10-K report for the year ended December 31, 2010.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Tara Gold Resources Corp.
(Registrant)

Dated: August 27, 2012	By:	/s/ Francis Richard Biscan, Jr.
Francis R. Biscan, Jr., President and
Chief Executive Officer

Dated: August 27, 2012	By:	/s/ Lynda R. Keeton-Cardno, CPA
Lynda R. Keeton-Cardno, CPA
Principal Financial and Accounting Officer